UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date October 30, 2009	By:	/s/ Heri Supriadi
(Signature)

Heri Supriadi VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2008 AND 2009
AND NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2008 AND 2009

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
SEPTEMBER 30, 2008 AND 2009 AND
NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2009

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	7,545,364	7,212,193	746,218
Temporary investments	2c,2f,44,53	273,618	286,648	29,658
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.181,774 million in 2008 and Rp.124,432 million in 2009		393,465	751,997	77,806
Third parties — net of allowance for doubtful accounts of Rp.1,056,359 million in 2008 and Rp.1,457,400 million in 2009		2,780,263	3,136,896	324,563
Other receivables — net of allowance for doubtful accounts of Rp.11,969 million in 2008 and Rp.10,732 million in 2009	2c,2g,44	173,037	118,144	12,224
Inventories — net of allowance for obsolescence of Rp.62,462 million in 2008 and Rp.73,541 million in 2009	2h,7,37	399,916	437,877	45,305
Prepaid expenses	2c,2i,8,44	1,860,933	2,696,294	278,975
Claims for tax refund	38, 53	408,011	216,326	22,382
Prepaid taxes	38, 53	160,549	850,732	88,022
Other current assets	2c,9,44	21,044	34,877	3,609

Total Current Assets		14,016,200	15,741,984	1,628,762

NON-CURRENT ASSETS
Long-term investments — net	2f,10	141,559	146,323	15,139
Property, plant and equipment — net of accumulated depreciation of Rp.59,993,339 million in 2008 and	2k,2l,4,11,
Rp.70,843,414 million in 2009	19,20,23,53	65,940,943	73,922,446	7,648,468
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.549,620 million in 2008 and Rp.194,729 million in 2009	2m,12,34,46	570,878	404,275	41,829
Prepaid pension benefit cost	2i,2r,41	697	782	81
Advances and other non-current assets	2c,2k,2o,13,
	29,44,48	1,957,756	2,347,208	242,857
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,999,184 million in 2008 and	2d,2j,4,
Rp.7,303,266 million in 2009	14,37,53	3,356,763	2,606,678	269,703
Escrow accounts	2c,15,44	43,861	46,236	4,784

Total Non-current Assets		72,012,457	79,473,948	8,222,861

TOTAL ASSETS		86,028,657	95,215,932	9,851,623

*) As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		1,516,110	1,479,657	153,094
Third parties		7,445,795	7,809,197	807,987
Other payables	53	23,353	18,397	1,904
Taxes payable	2s,38	1,105,281	1,922,821	198,948
Dividend payable		2,855,632	405,175	41,922
Accrued expenses	2c,17,35,44	2,874,725	2,896,662	299,706
Unearned income	2q,18	3,135,568	2,703,086	279,678
Advances from customers and suppliers		197,090	235,462	24,362
Short-term bank loans	2c,19,44	53,449	35,800	3,704
Current maturities of long-term liabilities	2c,2l,20,44	6,450,582	8,268,247	855,483

Total Current Liabilities		25,657,585	25,774,504	2,666,788

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38,53	2,923,598	3,304,478	341,901
Unearned income on Revenue-Sharing Arrangements	2m,12,46	336,534	205,727	21,286
Accrued long service awards	2c,2r,42,44	83,630	165,431	17,117
Accrued post—retirement health care benefits	2c,2r,43,44	2,645,150	2,019,054	208,904
Accrued pension and other post- retirement benefits costs	2c,2r,41,44	1,213,422	854,761	88,439
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	228,380	221,308	22,898
Two-step loans — related party	2c,20,21,44	3,468,125	3,256,906	336,979
Notes	2l,20,22	—	27,000	2,793
Bank loans	2c,20,23,44	6,439,296	11,681,098	1,208,598
Deferred consideration for business combinations	20,24	1,609,746	432,997	44,801

Total Non-current Liabilities		18,947,881	22,168,760	2,293,716

MINORITY INTEREST	25,53	8,829,928	9,766,000	1,010,450

*)      As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008*)	2009
	Notes	Rp.	Rp.	US$(Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	521,469
Additional paid-in capital	2u,27	1,073,333	1,073,333	111,054
Treasury stock - 480,163,000 shares in 2008 and 490,574,500 shares in 2009	2u,28	(4,202,255)	(4,264,214)	(441,202)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	270,000	478,000	49,457
Difference due to change of equity in associated companies	2f	385,595	385,595	39,896
Unrealized holding gain from available-for-sale securities	2f	(2,596)	16,127	1,669
Translation adjustment	2f	228,805	244,468	25,294
Difference due to acquisition of minority interest in subsidiary	1d,2d	—	(426,358)	(44,114)
Retained earnings
Appropriated		10,557,985	15,336,746	1,586,833
Unappropriated		19,242,396	19,622,971	2,030,313

Total Stockholders’ Equity		32,593,263	37,506,668	3,880,669

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		86,028,657	95,215,932	9,851,623

*)	As restated (Note 53)
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		7,452,847	6,374,364	659,531
Cellular		18,280,741	21,041,240	2,177,055
Interconnection	2c,2q,31,44
Revenues		9,022,406	7,919,112	819,360
Expenses		(2,383,169)	(2,179,021)	(225,455)

Net		6,639,237	5,740,091	593,905

Data, internet and information technology services	2q,32,53	10,895,280	12,428,788	1,285,958
Network	2c,2q,33,44,53	741,042	761,716	78,812
Revenue-Sharing Arrangements	2m,12,34,46	267,518	117,849	12,193
Other telecommunications services	2q,53	372,860	650,342	67,288

Total Operating Revenues		44,649,525	47,114,390	4,874,742

OPERATING EXPENSES
Depreciation	2k,2l,2m,
	11,12,13,53	7,883,034	9,202,664	952,164
Personnel	2c,2r,17,35,
	41,42,43,44	6,490,783	5,742,177	594,121
Operations, maintenance and telecommunication services	2c,2q,36,44	8,787,531	9,883,896	1,022,648
General and administrative	2g,2h,2q,6,
	7,14,37,53	2,732,194	2,836,705	293,503
Marketing	2q	1,577,315	1,494,657	154,646

Total Operating Expenses		27,470,857	29,160,099	3,017,082

OPERATING INCOME		17,178,668	17,954,291	1,857,660

OTHER (EXPENSES) INCOME
Interest income	2c,44	495,233	341,785	35,363
Equity in net (loss) income of associated companies	2f,10	2,476	(21,320)	(2,206)
Interest expense	2c,44	(1,001,438)	(1,471,769)	(152,278)
Gain (loss) on foreign exchange — net	2p	(63,806)	774,784	80,164
Others — net		326,769	206,701	21,387

Other expenses — net		(240,766)	(169,819)	(17,570)

INCOME BEFORE TAX		16,937,902	17,784,472	1,840,090

TAX (EXPENSE) INCOME	2s,38
Current		(4,987,058)	(4,597,272)	(475,662)
Deferred		165,138	(399,605)	(41,346)

		(4,821,920)	(4,996,877)	(517,008)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		12,115,982	12,787,595	1,323,082

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(3,196,094)	(3,487,133)	(360,800)

NET INCOME		8,919,888	9,300,462	962,282

BASIC EARNINGS PER SHARE	2w,39
Net income per share		451.08	472.84	0.04
Net income per ADS
(40 Series B shares per ADS)		18,043.20	18,913.60	1.60
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized
					transactions	Difference	holding
					between	due to change	(loss) gain
			Additional		entities under	of equity	on available-
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	Retained earnings		Stockholders’
		stock	capital	stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
Descriptions	Notes	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2008		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579

Unrealized holding loss on available-for-sale securities	2f	—	—	—	—	—	(13,833)	—	—	—	(13,833)

Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	(1,212)	—	—	(1,212)

Treasury stock acquired — at cost	2u,28	—	—	(2,025,644)	—	—	—	—	—	—	(2,025,644)

Resolved during the Annual General Meeting of Stockholders on June 20, 2008
Declaration of cash dividend	2v,40	—	—	—	—	—	—	—	—	(8,034,515)	(8,034,515)
Appropriation for general reserve	40	—	—	—	—	—	—	—	3,857,106	(3,857,106)	—

Net income for the period		—	—	—	—	—	—	—	—	8,919,888	8,919,888

Balance, September 30, 2008		5,040,000	1,073,333	(4,202,255)	270,000	385,595	(2,596)	228,805	10,557,985	19,242,396	32,593,263

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to change	gain (loss)		acquisition
			Additional		entities under	of equity	on available-		of minority
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	interest	Retained earnings		Stockholders'
		stock	capital	stock	control	companies	securities	adjustment	in subsidiary	Appropriated	Unappropriated	equity
Descriptions	Notes	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2009		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	—	10,557,985	20,941,978	34,314,071

Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	35,193	—	—	—	—	35,193

Foreign currency translation of associated companies	2f,10	—	—	—	—	—	—	(1,610)	—	—	—	(1,610)

Foreign currency translation of subsidiaries	1d,2b	—	—	—	—	—	—	7,759	—	—	—	7,759

49% acquisition of Infomedia	1d,2d	—	—	—	—	—	—	—	(426,358)	—	—	(426,358)

Treasury stock acquired — at cost	2u,28	—	—	(141)	—	—	—	—	—	—	—	(141)

Compensation for the early termination of exclusive rights	29	—	—	—	118,000	—	—	—	—	—	—	118,000

Resolved during the Annual General Meeting of Stockholders on June 12, 2009 Declaration of cash dividend	2v,40	—	—	—	—	—	—	—	—	—	(5,840,708)	(5,840,708)
Appropriation for general reserve	40	—	—	—	—	—	—	—	—	4,778,761	(4,778,761)	—

Net income for the period											9,300,462	9,300,462

Balance, September 30, 2009		5,040,000	1,073,333	(4,264,214)	478,000	385,595	16,127	244,468	(426,358)	15,336,746	19,622,971	37,506,668

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2008	2009
	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	6,798,282	5,937,912	614,373
Cellular	19,156,910	20,732,360	2,145,097
Interconnection — net	7,005,844	5,638,314	583,374
Data, internet and information technology services	10,964,969	12,417,186	1,284,758
Other services	1,054,964	1,454,700	150,512

Total cash receipts from operating revenues	44,980,969	46,180,472	4,778,114
Cash payments for operating expenses	(18,840,674)	(19,707,171)	(2,039,024)
Cash receipt from customers	55,640	94,280	9,754

Cash generated from operations	26,195,935	26,567,581	2,748,844

Interest received	486,231	358,088	37,050
Interest paid	(887,720)	(1,416,526)	(146,562)
Income tax paid	(6,769,770)	(3,246,756)	(335,929)

Net cash provided by operating activities	19,024,676	22,262,387	2,303,403

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	18,256	38,148	3,947
Purchases of temporary investments and placements in time deposits	(135,298)	(22,559)	(2,334)
Proceeds from sale of property, plant and equipment	9,919	6,088	630
Proceeds from insurance claims	11,159	—	—
Acquisition of property, plant and equipment	(11,855,305)	(15,056,495)	(1,557,837)
Increase in advances for purchases of property, plant and equipment	(554,005)	(1,054,568)	(109,112)
(Increase) decrease in advances and other assets	141,261	(39,031)	(4,039)
Business combinations, net of cash paid	(287,403)	—	—
Acquisition of intangible assets	(21,630)	(462,192)	(47,821)
Acquisition of long-term investments	(28,249)	—	—
Acquisition of minority interest of subsidiary	—	(598,000)	(61,873)
Cash dividends received	1,020	822	85
Advance for acquisition of long term investments	(674)	—	—
Decrease (increase) in escrow accounts	(42,458)	53,145	5,499

Net cash used in investing activities	(12,743,407)	(17,134,642)	(1,772,855)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(6,105,963)	(5,840,708)	(604,315)
Cash dividends paid to minority stockholders of subsidiaries	(2,802,945)	(2,829,472)	(292,755)
Proceeds from short-term borrowings	29,235	83,023	8,590
Proceeds from medium-term notes	—	30,000	3,104
Repayment of short-term borrowings	(549,746)	(91,929)	(9,512)
Proceeds from long-term borrowings	6,038,695	9,525,243	985,540
Repayment of long-term borrowings	(3,252,317)	(5,096,735)	(527,339)
Payment for purchases of treasury stock	(2,025,644)	—	—
Repayment of promissory notes	(200,813)	(123,927)	(12,822)
Repayment of obligations under finance leases	(32,188)	(209,954)	(21,723)

Net cash used in financing activities	(8,901,686)	(4,554,459)	(471,232)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2008	2009
	Rp.	Rp.	US$ (Note 3)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,620,417)	573,286	59,316

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	24,990	(251,038)	(25,974)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,140,791	6,889,945	712,876

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,545,364	7,212,193	746,218

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Acquisition of property, plant and equipment through incurrence of payables	6,988,865	7,153,267	777,369
Acquisition of property, plant and equipment through finance leases	82,001	15,421	1,596
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2008 AND 2009
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on the Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Law No. 40/2007 of the Limited Liability Companies, Law No. 19/2003 of the National State-owned Companies and Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and to add the Company’s purposes and objectives based on notarial deed No. 27 dated July 15, 2008 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU.46312.AH.01.02/2008 dated July 31, 2008 and was published in State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement of the Republic of Indonesia No. 20155.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Providing payment transactions and money transferring services through telecommunications and information networks.

iv.	Performing activities and other undertakings in connection with optimization of the Company’s resources, among others the utilization of the Company’s property, plant and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and general information (continued)

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that cooperation to provide basic telecommunications services can be in the form of a joint venture, joint operation or contractual arrangement and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

The provision of domestic telecommunications services of the Company, includes telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:
(1)	accelerate the construction of telecommunication facilities,

(2)	make the Company a world-class operator, and

(3)	increase the technology as well as knowledge and skills of its employees.
Historically, the Company had exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that the telecommunication activities cover:
(1)	Telecommunications networks,

(2)	Telecommunications services, and

(3)	Special telecommunications.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and general information (continued)

National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and expects to pave the way for market liberalization. In connection with this Law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services, were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.
b.	Company’s Board of Commissioners, Directors and employees
1.	Board of Commissioners and Directors

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders of the Company dated July 15, 2008 as covered by notarial deed No. 27 of A. Partomuan Pohan, S.H., LLM.,; (ii) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated September 19, 2008 as covered by notarial deed No. 16 of the same notary; and (iii) AGM of Stockholders of the Company dated June 12, 2009 as covered by the minutes of which have been summarized by deed No. 215 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of September 30, 2008 and 2009, respectively, were as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Company’s Board of Commissioners, Directors and employees (continued)
1.	Board of Commissioners and Directors (continued)

	2008	2009
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/ Chief Operating Officer (“COO”)	** (see Note below)	* (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs	Faisal Syam	Faisal Syam

*	COO is held by Director of Network and Solution in 2009

**	Position is vacant in 2008
Based on the EGM of Stockholders of the Company dated September 19, 2008, the Company’s stockholders agreed to appoint Bobby A.A. Nazief as a member of the Company’s Board of Commissioners for filling in the vacant position with a five year term and to extend the term of service of the Company’s Board of Commissioners whose members were elected in the EGM of Stockholders of the Company dated March 10, 2004, which should expire on March 10, 2009, to be extended on the date of the AGM of Stockholders of the Company in 2009.

Based on AGM of Stockholders of the Company dated June 12, 2009, the Company’s stockholders agreed to extend the term of service of Tanri Abeng, Arif Arryman and Petrus Sartono up to the next AGM of Stockholders of the Company.
2.	Employees

As of September 30, 2008 and 2009, the Company and its subsidiaries had 34,426 and 29,091 employees, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO at the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies has been amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which become effective at the same date. The Law No. 40/2007 has no effect to the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government had sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Public offering of shares of the Company (continued)

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, the split was into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted to an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares into 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares into 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007 and AGM of Stockholders of the Company on June 20, 2008, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 28).

As of September 30, 2009, all of the Company’s Series B shares were listed on the IDX and ADS shares were listed on the NYSE and LSE (Note 26).
d.	Subsidiaries

As of September 30, 2008 and 2009, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):

(i)	Direct subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2008	2009	2008	2009
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/August 15, 2002	1995	100	100	1,212,661	1,082,296

PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/July 31, 2003	1995	100	100	1,367,521	709,892

PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/May 9, 2003	1998	100	100	757,659	1,526,850

PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	166,773	176,534

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(i)	Direct subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2008	2009	2008	2009
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	430,436	393,363

PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/ May 7, 1997	1997	98.75	100 (including through 1.25% ownership by Metra)	115,593	181,231

PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecomunication — provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	51,020,592	57,095,528

PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication — provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910

PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22,1999	1984	51	100 (including through 49% ownership by Metra)	516,645	523,107
(ii)	Indirect subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2008	2009	2008	2009
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	1,849	1,516

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2008	2009	2008	2009
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel ’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	29	24

PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	33.15 (through 65% ownership by Infomedia)	65 (through 65% ownership by Infomedia)	77,142	83,269

Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	8,669	8,904

PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/ October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	23,494	81,798

PT Telekomunikasi Indonesia International Pte. Ltd., Singapura	Telecommunication/December 6, 2007	2008	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	—	209,538

PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service — sytem implementation and integration service, outsourcing and software lisense maintenance/May 1, 1987	1988	80 (through 80% ownership by Metra)	80 (through 80% ownership by Metra)	286,298	415,417
(a)	TII

On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. and as approved by the MoJHR in its Decision Letter No. W8-00573.HT.01.04-TH.2007 dated March 14, 2007 and the Capital Investment Coordinating Board in its Decision Letter No. 20/III/PMDN/2007 dated March 1, 2007, PT Aria West International has changed its name to PT Telekomunikasi Indonesia International and its business operation has been expanded to include international businesses.

On December 31, 2008, pursuant to Third Amendment to Cooperation Agreement between the Company and TII No. K.Tel.665/HK.820/UTA-00/2008 regarding Management and Development of International Business, the Company has agreed to amend the transfer of international telecommunications business from the Company to become management and development of international business in the form of service operator partnership scheme.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(b)	Metra

Based on the Circular Meeting of Stockholders of Metra on December 13, 2007, Metra’s stockholders agreed as follows: (1) increase its authorized capital from Rp.200,000 million to Rp.1,000,000 million with a par value of Rp.10,000 per share; (2) increase its issued and fully paid capital from Rp.62,250 million to Rp.412,250 million by issuing 35,000,000 new shares; (3) to limit the maximum additions to issued capital for funding the acquisition of Sigma amounting to Rp.335,000 million, and for the acquisition cost as well as Metra’s business development amounting to a maximum of Rp.15,000 million; (4) approve a total of 35,000,000 new shares to be issued and fully paid by the Company; and (5) approval of the acquisition of a maximum 80% ownership interest in Sigma, a company engaged in providing information system services.

On December 18, 2007, Metra entered into a Conditional Sales and Purchase Agreement (“CSPA”) with Sigma’s stockholders for the acquisition (Note 4).

On January 21, 2008, the Company paid Rp.350,000 million for additional capital to Metra pursuant to Circular Meeting of Stockholders of Metra on December 13, 2007. The acquisition of Sigma’s transaction was completed through the signing of an Amendment to the Sales and Purchase of Shares Agreement on February 21, 2008 which became effective from February 22, 2008 (the “closing date”).

On July 3, 2008, based on notarial deed No. 6 of Wahyu Nurani, S.H. dated July 3, 2008, Metra entered into a Commitment of Sales and Purchase of Shares Agreement (“Perjanjian Pengikatan Jual Beli Saham” or PPJB) to purchase 6,000,000 Indonusa’s shares or equivalent to 1.25% of Indonusa’s total ownership with a transaction value of Rp.6,600 million from PT Datakom Asia (“Datakom”).

On July 17, 2008, based on notarial deed No. 133 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra obtained funding for the purchase through equity call from the addition of Metra’s issued capital from Rp.412,250 million to Rp.418,850 million. On July 17, 2008, based on notarial deed No. 134 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra exercised the sales and purchase of share transaction (Note 1d.c).

Based on Circular Meeting of Stockholders of Metra on March 23, 2009, as covered by notarial deed No. 64 of Sutjipto, S.H., M.Kn., dated April 16, 2009, Metra’s stockholders agreed increase its authorized capital from Rp.418,850 million to Rp.485,679 million with a par value of Rp.10,000 per share. The authorized capital of Rp.34,829 million was paid by conversion on the Company’s receivable to Metra.

On May 29, 2009, Metra entered into a CSPA with PT Elnusa Tbk (“Elnusa”) for the transaction of 49% shares of Infomedia from Elnusa (Note 1d.e)

Based on Circular Meeting of Stockholders of Metra on June 24, 2009 as covered by notarial deed No. 8 of Wahyu Nurani, S.H., dated July 24, 2009, Metra’s stockholders agreed as follows: (1) increase its authorized capital from Rp.1,000,000 million to Rp.2,000,000 million consisting of into 200,000,000 shares, and (2) increase its issued and fully paid capital from Rp.485,679 million to Rp.1,084,179 million with nominal value of Rp.10,000 per share that will be issued and fully paid by Metra.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(b)	Metra (continued)

On June 30, 2009, based on notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, Metra entered Sales Purchase of Shares Agreement (“Akta Jual Beli Saham” or “AJB”) to purchase 205,800,000 Infomedia’s shares or equivalent to 49% Infomedia’s total ownership with a transaction value of Rp.598,000 million from Elnusa. On July 1, 2009, Metra has paid the transaction of purchasing 49% of Infomedia’s share amounted to Rp.598,000 million to Elnusa (Note 1d.e).

On the transaction date, the Company was the majority shareholder of Infomedia, therefore the transaction represent acquisition of minority interest in subsidiary. The difference between acquisition cost and minority historical cost is recorded as “Difference due to acquisition of minority interest in subsidiary” (Note 2d) on the equity account.
(c)	Indonusa

At the EGM of Stockholders of Indonusa on May 9, 2007, Indonusa’s stockholders resolved to: (1) stock split of Indonusa’s shares par value from Rp.10,000 to Rp.500 per share; (2) increase its issued capital from Rp.200,000 million consisting of 20,000,000 shares to Rp.700,000 million consisting of 1,400,000,000 shares, as amended by the Decision of Circular Meeting of Stockholders of Indonusa on December 28, 2007. The change increased Company’s paid-in capital from Rp.66,500 million to Rp.237,713 million through payment and a debt to equity swap, as follows:
•	The Company had paid for the increase in share capital phase I to Indonusa on June 5, 2007 and August 13, 2007 amounting to Rp.21,624 million and Rp.976.3 million, respectively.

•	A payment for the increase in share capital for phase II was made on November 26, 2007 amounting to Rp.65,986 million.

•	On December 19, 2007, Indonusa’s debt to the Company amounting to Rp.82,627 million was converted into ownership of shares of stock of Indonusa.
Pursuant to the payment for the additional share capital and the debt swap to equity, the Company’s ownership in Indonusa has increased from 95.68% to 98.75%.

Based on Circular Meeting of Stockholders of Indonusa on July 17, 2008 as covered by notarial deed No. 64 of Dr. Wiratni Ahmadi, S.H. dated August 25, 2008, Indonusa’s stockholders has agreed to transfer Datakom’s ownership in Indonusa of 6,000,000 shares to Metra (Note 1d.b).

Pursuant to the transfer of the ownership, the Company’s ownership in Indonusa has increased to 100% (including through 1.25% ownership by Metra).
(d)	Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000”) or 3rd Generation technology (“3G”) license in the 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 48d.ii). Telkomsel started its commercial services for 3G in September 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(d)	Telkomsel (continued)

On October 11, 2006, Telkomsel’s operating licenses were updated by MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in the 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

Based on Decision Letter No. 213/DIRJEN/2008 dated August 4, 2008, the Ministry of Communication and Information Technology through the DGPT granted Telkomsel a principle license to provide Internet Telephony Services (Voice over Internet Protocol or “VoIP”) which provision is subject to an operation acceptance test within one year. Based on Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, Telkomsel has obtained the operating license for providing VoIP services in certain areas.

Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel has been registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.

Based on Decision Letter No. 268/KEP/M.KOMINFO/9/2009 of the Minister of Communication and Information Technology dated September 1, 2009, the Government granted Telkomsel an additional IMT-2000 license in the 2.1 GHz frequency bandwidth for a 10 year period (Note 48d.ii).
(d)	Infomedia

Based on Circular Meeting of Stockholders of Infomedia on June 5, 2009 as covered by notarial deed No. 10 of Sjaaf De Carya Siregar, S.H. dated June 5, 2009, Infomedia’s stockholders agreed as follows: (1) capitalize part of the retained earning in form of the cash dividend; (2) increase its authorized capital from Rp.100,000 million to Rp.500,000 million that divided into 1,000,000 shares and (3) increase its issued and fully paid capital from Rp.40,000 million to Rp.210,000 million consist of 420,000,000 shares.

Based on AJB between Elnusa and Metra on June 30, 2009 as covered by notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, all parties has agreed to transfer the Elnusa’s ownership in Infomedia of 205,800,000 shares to Metra (Note 1d.b).
(e)	PIN

On July 7, 2009, based on the MoJHR’s Decision Letter No. AHU-32154.AH.01.02/2009 to PIN concerning the amandmend of Articles of Association regarding the changes of PIN’s head office from Medan to Jakarta.
(f)	Dayamitra

On August 18, 2009, Dayamitra signed a CSPA with PT Solusindo Kreasi Pratama’s (“Solusindo”) stockholders to acquire 66.7% of outstanding common stock of Solusindo at the closing date and subsequently to subscribe shares issued by Solusindo at issuance date to obtain 80% of ownership for a maximum total amount of Rp624,366 million.
e.	Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2009.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”).
a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.
b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated on the consolidated financial statements.
c.	Transactions with related parties

The Company and its subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 7, “Related Party Disclosures”.
d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years, except longer period but not more than twenty years can be justified.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries (continued)

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (“PSAK 38R”). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to consolidated statement of income when the common control relationship has ceased.

The difference between the consideration paid and the carrying amount of the minority interest debited is recognized directly in equity and reported as “Difference due to acquisition of minority interest in subsidiary” (Note 1d.b).
e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.
f.	Investments
i.	Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to the consolidated statements of income.

iii.	Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
iii.	Investments in associated companies (continued)

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.
iv.	Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current period.
g.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Trade and other accounts receivable (continued)

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
h.	Inventories

Since January 1, 2009, the Company and its subsidiaries has adopted PSAK 14 (Revised 2008), “Inventories”, which became effective for financial statement periods beginning on or after January 1, 2009 and is applied prospectively.

Inventories consist of components and modules, which are expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories to net realizable value and all losses of inventories shall be recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.
i.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.
j.	Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisition, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries shall estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Intangible assets (continued)

In 2006, Telkomsel was granted the right to operate the 3G license (Note 14.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fee for the next ten years (Note 48d.ii). The up-front fee is recorded as intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.
k.	Property, plant and equipment — direct acquisitions

Since January 1, 2008, the Company and its subsidiaries has adopted PSAK 16 (Revised 2007), “Property, Plant and Equipment” (“PSAK 16R”), which became effective for financial statement periods beginning on or after January 1, 2008 and is applied prospectively.

According to PSAK 16R, an entity should choose either the cost model or the revaluation model in measuring the costs of the assets. The Company has decided to use the cost model. Further, the cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

Pursuant to PSAK 16R, starting January 1, 2008, the Company has changed the estimated useful lives of fiber optic (included in cable network assets) from 15 years to 25 years. The Company charged the impact of the changes in the estimated useful lives to the current period consolidated financial statements as it is not considered material.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it shall be recorded as part of intangible assets.

The cost of maintenance and repairs is charged to statements of income as incurred, significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.	Property, plant and equipment under finance leases

Since January 1, 2008, the Company and its subsidiaries has adopted PSAK 30 (Revised 2007), “Lease” (“PSAK 30R”), which became effective for financial statement periods beginning on or after January 1, 2008.

Based on PSAK 30R, a lease is classified into finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Statement of Financial Accounting Standards Interpretation (Interpretasi Pernyataan Standar Akuntansi Keuangan or “ISAK”) 8, “Determining Whether an Arrangement Contains a Lease and Further Discussion on Transitional Provisions of PSAK 30 (Revised 2007)”, requires the Company and its subsidiaries to apply PSAK 30R retrospectively to all lease transactions since the commencing dates of the related agreement or prospectively as if the standard applied since the beginning of reporting periods. The Company has decided to select the prospective application.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
l.	Property, plant and equipment under finance leases (continued)

Considering that the impact of application of the standard to 2006 and 2007 is insignificant, the Company charged the cumulative effect to the 2008 financial statements.

Finance leases shall be recognized as assets and liabilities in the balance sheets as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an assets.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the period of expected benefit.

m.	Revenue-Sharing Arrangements (“RSA”)

Revenues from RSA are recognized based on the Company’s share as agreed upon in the contracts.

The Company records assets under RSA as “Property, plant and equipment under RSA” (with a corresponding initial credit to “Unearned income on RSA” presented in the liabilities section of the consolidated balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under RSA is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

n.	KSO

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based on the contracted MTR amount for the current period.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	KSO (continued)

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2008		2009
	Buy	Sell	Buy	Sell
United States Dollars (“US$”) 1	9,425	9,435	9,660	9,670
Euro1	13,546	13,561	14,135	14,150
Yen1	89.91	90.02	107.98	108.11
The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to consolidated statement of income of the current period, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).
q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM cards is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with agreement and are presented net of interconnection expenses.

iv.	Data, internet and information technology services revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage the installation.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or installation takes place.

Revenue from computer software development service is recognised using the percentage of completion method.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fees as specified in the agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
vi.	Other telecommunications services revenues

Revenues from other telecommunications services consist of sales of other telecommunication services or goods. Revenues are recognized upon completion of services or delivery of goods to customers.

vii.	Expenses

Expenses are recognized on accrual basis. Unutilized promotional credits are netted against unearned income.
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees are entitled to receive certain cash awards or certain number of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.	Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.	Other post-retirement benefits
Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carry forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
t.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including formal documentations at the inception of the hedge.

Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statements of income. If a derivative instrument is designated and qualifies for hedge accounting the assets or liabilities shall be adjusted. The changes in fair values of derivative instruments are recognized in the consolidated statements of income or consolidated statement of changes in stockholder’s equity depending on the type and effectiveness of hedge transaction.

u.	Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as deduction in stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

v.	Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized it as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.	Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,665 to US$1 as published by Reuters on September 30, 2009. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	ACQUISITIONS OF SIGMA

On February 21, 2008, Metra and Sigma’s stockholders, PT Sigma Citra Harmoni (“SCH”) and Trozenin Management Plc signed an Amendment to the Sales and Purchase of Shares Agreement which authorized Metra to acquire 80% of the outstanding common stock of Sigma for US$35.2 million or equivalent to Rp.331,052 million, which became effective from February 22, 2008 (the “closing date”) (Note 1d.b).

Sigma is an Information Technology (“IT”) Services company that provides software for banking, multi finance and manufacturing companies. Through the acquisition, the Company started to broaden its services to adjacent industries especially IT services by combining Sigma’s expertise and the Company’s corporate customer base. Goodwill in respect of the acquisition comprises principally the fair value of the skills and expertise of the acquired company’s workforce.

Metra and SCH have agreed to support Sigma in achieving an IPO in 24 months from closing date. Pursuant to the agreement, SCH, which holds the remaining 20% ownership in Sigma, has an put option requiring Metra to purchase the minority. The option price is the higher of the transacted price per share indexed to interest rates and fair value based on an independent appraisal. The option is valid for 24 months or sooner if an IPO takes place.

The acquisition of Sigma has been accounted for using the purchase method of accounting, which purchase price were allocated to fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.*)
The assets and liabilities arising from the acquisition are as follows:

Current assets	150,461
Property, plant and equipments	86,886
Other non-current assets	29,686
Intangible assets	189,405
Current liabilities	(75,347)
Long-term liabilities	(37,570)
Deferred tax liabilities	(54,636)
Minority interests	(57,777)

Fair value of net assets acquired	231,108
Goodwill	99,944

Total purchase consideration	331,052
Less:
Cash and cash equivalents in subsidiary acquired	(43,649)

Cash outflow from acquisition	287,403

*)	As restated (Note 53)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	ACQUISITIONS OF SIGMA (continued)

Metra acquired control of Sigma on February 22, 2008 and the valuation was performed by an independent appraisal using the balance as of February 28, 2008, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Sigma since March 1, 2008. The intangible assets represent long-term customer contracts and relationships, software and trademark (Note 14).

5.	CASH AND CASH EQUIVALENTS

	2008	2009
Cash on hand	37,212	29,548

Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	142,741	248,023
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	149,229	211,441
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	10,183	15,335
Bank Syariah Mandiri (“BSM”)	34	189
PT Bank Pos Nusantara	132	96
PT Bank Tabungan Negara (Persero) (“BTN”)	15	35

	302,334	475,119

Foreign currencies
Bank Mandiri	65,251	257,430
BNI	18,483	32,634
BRI	682	1,032
BSM	30	35

	84,446	291,131

Sub-total	386,780	766,250

Third parties
Rupiah
ABN AMRO Bank (“AAB”)	94,416	90,974
Deutsche Bank AG (“DB”)	40,876	17,042
PT Bank Central Asia Tbk (“BCA”)	22,993	10,665
PT Bank Bukopin Tbk (“Bank Bukopin”)	7,085	3,440
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”) (formerly PT Bank Niaga Tbk and PT Bank Lippo Tbk)	5,222	2,916
Citibank, N.A. (“Citibank”)	11,636	365
PT Bank DKI	2,077	12
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	3,790	—
Others (each below Rp.1 billion)	1,721	2,009

	189,816	127,423

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2008	2009
Cash in banks (continued)
Third parties (continued)
Foreign currencies
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	9	12,969
DB	12,979	10,843
Citibank	8,878	9,101
Bank Ekonomi	3,137	4,356
AAB	42,368	202
Others (each below Rp.1 billion)	547	701

	67,918	38,172

Sub-total	257,734	165,595

Total cash in banks	644,514	931,845

Time deposits
Related parties
Rupiah
BNI	1,857,597	1,578,404
Bank Mandiri	339,886	574,701
BRI	1,383,025	350,065
BTN	195,725	140,000
BSM	—	1,000

	3,776,233	2,644,170

Foreign currencies
BNI	126,256	779,908
BRI	140,670	518,742
Bank Mandiri	65,845	—

	332,771	1,298,650

Sub-total	4,109,004	3,942,820

Third parties
Rupiah
BCA	—	768,502
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	183,060	310,560
Bank Bukopin	219,685	190,455
PT Bank Muamalat Indonesia (“Bank Muamalat”)	93,550	112,000
Bank CIMB Niaga	124,407	85,100
PT Bank Permata Tbk	10,000	55,000
PT Bank Mega Tbk (“Bank Mega”)	167,945	45,000
PT Bank Internasional Indonesia Tbk (“BII”)	90,000	35,000
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	49,315	35,000
PT Pan Indonesia Bank Tbk	60,000	30,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5. CASH AND CASH EQUIVALENTS (continued)

	2008	2009
Time deposits (continued)
Third parties (continued)
Rupiah (continued)
PT Bank Century Tbk	120,000	15,000
DB	—	14,200
PT Bank Tabungan Pensiunan Nasional Tbk	45,053	3,000
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	5,000	300
PT Bank DBS Indonesia (“DBS”)	375,970	—
PT Bank Victoria International Tbk	85,000	—
PT Bank Bumiputera Indonesia Tbk	40,000	—
PT Bank Artha Graha Internasional Tbk	35,000	—
PT Bank OCBC NISP Tbk (formerly PT Bank NISP Tbk)	20,000	—
Bank Ekonomi	8,251	—

	1,732,236	1,699,117

Foreign currencies
BCA	—	597,213
Bank Muamalat	197,925	9,660
HSBC	—	1,990
DBS	320,473	—
Standard Chartered Bank (“SCB”)	275,230	—
DB	193,896
Bank Jabar	18,850	—
Bank Niaga	14,138	—
Bank Bukopin	1,886	—

	1,022,398	608,863

Sub-total	2,754,634	2,307,980

Total time deposits	6,863,638	6,250,800

Grand Total	7,545,364	7,212,913

Interest rates per annum on time deposits are as follows:

	2008	2009
Rupiah	2.25% - 12.80%	5.00% - 13,50%
Foreign currencies	1.00% - 5.25%	0.05% - 4,75%
The related parties which the Company and its subsidiaries place their funds are Government-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.
Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6. TRADE RECEIVABLES
Trade receivables arose from services provided to both retail and non-retail customers, with details as follows:
a.	By debtor
(i)	Related parties

	2008	2009
Government Agencies	501,175	717,142
Indosat	—	60,546
CSM	41,639	59,438
PT Patra Telekomunikasi Indonesia (“Patrakom”)	16,614	18,353
PSN	342	9,525
PT Graha Informatika Nusantara (“Gratika”)	3,497	2,462
Koperasi Pegawai Telkom (“Kopegtel”)	597	2,392
PT Aplikanusa Lintasarta (“Lintasarta”)	3,746	1,750
Others	7,629	4,821

Total	575,239	876,429
Allowance for doubtful accounts	(181,774)	(124,432)

Net	393,465	751,997

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.
(ii)	Third parties

	2008	2009
Residential and business subscribers	3,731,282	4,108,632
Overseas international carriers	105,340	485,664

Total	3,836,622	4,594,296
Allowance for doubtful accounts	(1,056,359)	(1,457,400)

Net	2,780,263	3,136,896

b.	By age
(i)	Related parties

	2008	2009
Up to 6 months	499,112	628,398
7 to 12 months	33,278	35,777
13 to 24 months	29,131	17,049
More than 24 months	13,718	195,205

Total	575,239	876,429
Allowance for doubtful accounts	(181,774)	(124,432)

Net	393,465	751,997

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
b.	By age (continued)
(ii)	Third parties

	2008	2009
Up to 3 months	2,808,979	1,825,272
More than 3 months	1,027,643	2,769,024

Total	3,836,622	4,594,296
Allowance for doubtful accounts	(1,056,359)	(1,457,400)

Net	2,780,263	3,136,896

c.	By currency
(i)	Related parties

	2008	2009
Rupiah	566,203	848,556
U.S. Dollars	9,036	27,873

Total	575,239	876,429
Allowance for doubtful accounts	(181,774)	(124,432)

Net	393,465	751,997

(ii)	Third parties

	2008	2009
Rupiah	3,397,596	4,000,565
U.S. Dollars	439,026	593,731

Total	3,836,622	4,594,296
Allowance for doubtful accounts	(1,056,359)	(1,457,400)

Net	2,780,263	3,136,896

d.	Movements in the allowance for doubtful accounts

	2008	2009
Beginning balance	1,100,456	1,203,905
Additions (Note 37)	436,929	422,533
Bad debts write-off	(299,252)	(44,606)

Ending balance	1,238,133	1,581,832

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
d.	Movements in the allowance for doubtful accounts (continued)
Management believes that the allowance for doubtful accounts is adequate to cover probable losses on non-collection of the accounts receivable.
Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.
Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).
Refer to Note 44 for details of related party transactions.
7.	INVENTORIES

	2008	2009
Modules	146,346	233,705
Components	141,454	150,513
SIM cards, RUIM cards and prepaid voucher blanks	174,578	127,200

Total	462,378	511,418

Allowance for obsolescence
Modules	(57,083)	(67,063)
Components	(5,379)	(6,468)
SIM cards, RUIM cards and prepaid voucher blanks	—	(10)

Total	(62,462)	(73,541)

Net	399,916	437,877

Movements in the allowance for obsolescence are as follows:

	2008	2009
Beginning balance	54,701	64,850
Additions (Note 37)	8,050	8,851
Inventories write-off	(289)	(160)

Ending balance	62,462	73,541

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	INVENTORIES (continued)

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.

As of September 30, 2009, certain inventories held by the Company have been insured against fire, theft and other specific risks with the total sum insured as of September 30, 2009 is combined with property, plant and equipments’ insurance (Notes 11d.viii and 44d.vii).

Certain inventories held by a certain subsidiary have been insured against all industrial risk and loss risk during delivery with the total sum insured as of September 30, 2009 amounting Rp.10,000 million.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.
8.	PREPAID EXPENSES

	2008	2009
Frequency license	1,054,544	1,817,245
Rental	342,694	385,664
Salaries	312,552	375,213
Insurance	106,217	81,337
Telephone directory issuance costs	2,578	2,090
Others	42,348	34,745

Total	1,860,933	2,696,294

     Refer to Note 44 for details of related party transactions.
9.	OTHER CURRENT ASSETS
          Other current assets as of September 30, 2008 and 2009 consist of restricted time deposits as follows:

		2008		2009
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
BNI
The Company	US$	—	—	0.062	606
	Rp.	—	—	—	22,202
Bank Mandiri
The Company	US$	0.36	3,372	—	—
	Rp.	—	10,502	—	1,934
Infomedia	Rp.	—	5,170	—	4,642
TII	US$	—	—	0.56	5,493
	Rp	—	2,000	—	—

Total			21,044		34,877

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9. OTHER CURRENT ASSETS (continued)
The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.
Refer to Note 44 for details of related party transactions.
10. LONG-TERM INVESTMENTS

	2008
	Percentage
	of	Beginning		Share of		Translation	Ending
	ownership	balance	Addition	net income	Dividend	adjustment	balance
Equity method:
CSM	25.00	57,240	—	1,744	—	(1,212)	57,772
Patrakom	40.00	32,892	—	732	(1,944)	—	31,680
PSN	22.38	—	—	—	—	—	—

		90,132	—	2,476	(1,944)	(1,212)	89,452

Cost method:
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	20,360	—	—	—	—	20,360
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	—	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	2.11	199	—	—	—	—	199
Scicom (MSC) Berhad (“Scicom”)	9.81	2,712	28,249	—	—	—	30,961

		23,858	28,249	—	—	—	52,107

		113,990	28,249	2,476	(1,944)	(1,212)	141,559

	2009
	Percentage
	of	Beginning	Share of net	Translation	Ending
	ownership	balance	(loss) income	adjustment	balance
Equity method:
CSM	25.00	84,197	(21,669)	(2,741)	59,787
Patrakom	40.00	32,949	349	—	33,298
PSN	22.38	—	—	—	—

		117,146	(21,320)	(2,741)	93,085

Cost method:
BMPL	10.00	20,360	—	—	20,360
BBT	5.00	587	—	—	587
Bangtelindo	2.11	199	—	—	199
Scicom	9.80	30,961	—	1,131	32,092

		52,107	—	1,131	53,238

		169,253	(21,320)	(1,160)	146,323

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10. LONG-TERM INVESTMENTS (continued)
a.	CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of September 30, 2008 and 2009, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

b.	Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

The increase of ownership in Patrakom in 2007 represents an adjustment arising from the difference between the book value and the initial investment made in 2005.
Pursuant to the AGM of Stockholders of Patrakom as stated in notarial deed No. 235 of Sutjipto, S.H., M.Kn. dated April 30, 2008, Patrakom’s stockholders approved the distribution of cash dividends for 2007 amounting to Rp.4,859 million and the appropriation of Rp.607 million for general reserves. The Company’s share of the dividend amounting to Rp.1,944 million.

As of September 30, 2008 and 2009, the carrying amount of investment in Patrakom approximated to the Company’s share in the net assets of Patrakom.

c.	PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%.

d.	BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

Subsequently, on March 7, 2007, it was resolved that each of the stockholders shall subscribe for 1,500,000 additional shares of BMPL, subject to the accession of SK Telecom Co., Ltd (“SK Telecom”) as a stockholder of BMPL. However, the additional subscription of 300,000 shares shall be cancelled if SK Telecom becomes a stockholder of BMPL.

Based on the Accession Agreement dated June 18, 2007, BMPL’s stockholders agreed to admit SK Telecom as a stockholder of BMPL. Consequently, the additional subscription of 300,000 shares was cancelled. On the same date, BMPL’s stockholders also agreed to admit Advanced Info Service Public Company Limited as a stockholder of BMPL.

Telkomsel has paid additional subscriptions of US$600,000 (equivalent to Rp.5,455 million and Rp.5,615 million) in April and November 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10. LONG-TERM INVESTMENTS (continued)
d.	BMPL (continued)

As of September 30, 2008 and 2009, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (equivalent to Rp.20,360 million).

e.	BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

On July 19, 2007, based on decision of the EGM of Stockholders of Bangtelindo as covered by notarial deed No. 38 of Dr. Wiratni Ahmadi, S.H. dated July 19, 2007, the Bangtelindo’s stockholders agreed the addition of paid in capital amounting to Rp.2,000 million from PT Fokus Investama Mondial’s (“FIM”) stockholders. As a result, the Company’s ownership in Bangtelindo was diluted to 2.41%.

On February 5, 2008, based on decision of the EGM of Stockholders of Bangtelindo as covered by notarial deed No. 85 of Dr. Wiratni Ahmadi, S.H. dated June 30, 2008, the Bangtelindo’s stockholders agreed the addition of paid in capital amounting to Rp.1,200 million from FIM’s stockholders. As a result, the Company’s ownership in Bangtelindo was diluted to 2.11%.

g.	Scicom

Scicom is engaged in providing call center services in Malaysia. As of September 30, 2008, TII’s contributions amounted to US$3.42 million (equivalent to Rp.30,961 million) which represent or equivalent to 9.81% of TII’s total ownership in Scicom.

On July 31, 2008, Scicom issued 35,000 new shares. As a result, TII’s ownership in Scicom diluted to 9.80%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. PROPERTY, PLANT AND EQUIPMENT

	January 1,	Acquisitions				September 30,
	2008	of Sigma	Additions	Deductions	Reclassifications	2008*)
At cost:
Direct acquisitions
Land	561,348	26,678	76,163	—	222	664,411
Buildings	2,557,804	17,091	39,228	(345)	114,160	2,727,938
Leasehold improvements	403,498	2,227	45,749	—	374	451,848
Switching equipment	24,293,139	—	49,759	—	1,152,934	25,495,832
Telegraph, telex and data communication equipment	156,036	—	959	—	(9,139)	147,856
Transmission installation and equipment	44,758,386	—	1,226,605	(30,425)	6,553,929	52,508,495
Satellite, earth station and equipment	5,979,626	—	350,514	—	(20,125)	6,310,015
Cable network	20,669,529	—	801,735	—	(174,055)	21,297,209
Power supply	4,416,077	—	60,205	—	760,767	5,237,049
Data processing equipment	5,710,782	14,523	212,951	(3)	524,261	6,462,514
Other telecommunications peripherals	637,020	2,186	14,983	(757)	(35,987)	617,445
Office equipment	706,484	1,345	34,220	(2,147)	(14,485)	725,417
Vehicles	156,192	1,160	6,608	(466)	(26,383)	137,111
Other equipment	109,784	—	3,312	—	(1,512)	111,584
Property under construction:
Buildings	86	—	176,005	—	(99,095)	76,996
Switching equipment	83,740	—	1,073,659	—	(1,143,134)	14,265
Transmission installation and equipment	2,525,030	—	7,904,033	—	(7,997,149)	2,431,914
Satellite, earth station and equipment	3,557	—	12,211	—	(3,557)	12,211
Cable network	381	—	38,291	—	(170)	38,502
Power supply	37,979	—	749,457	—	(769,726)	17,710
Data processing equipment	31,351	21,676	653,825	(6)	(630,722)	76,124
Leased assets
Transmission installation and equipment	283,813	—	37,020	—	6,022	326,855
Vehicles	—	—	44,981	—	—	44,981

Total	114,081,642	86,886	13,612,473	(34,149)	(1,812,570)	125,934,282

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,207,216	—	97,412	—	(23)	1,304,605
Leasehold improvements	257,862	—	49,613	—	—	307,475
Switching equipment	13,562,557	—	1,803,593	—	1,309	15,367,459
Telegraph, telex and data communication equipment	152,427	—	583	—	(9,139)	143,871
Transmission installation and equipment	16,178,965	—	3,438,437	(18,373)	(1,423,934)	18,175,095
Satellite, earth station and equipment	2,373,355	—	328,532	—	(4,068)	2,697,819
Cable network	12,917,430	—	1,078,182	—	(198,760)	13,796,852
Power supply	1,864,747	—	342,597	—	(7,758)	2,199,586
Data processing equipment	3,895,304	—	588,947	—	(77,217)	4,407,034
Other telecommunications peripherals	575,458	—	9,236	(56)	(36,057)	548,581
Office equipment	584,927	—	33,263	—	(11,990)	606,200
Vehicles	147,055	—	3,466	(466)	(26,288)	123,767
Other equipment	100,437	—	2,431	—	(1,512)	101,356
Leased assets
Transmission installation and equipment	188,094	—	3,163	—	310	191,567
Vehicles	—	—	22,072	—	—	22,072

Total	54,005,834	—	7,801,527	(18,895)	(1,795,127)	59,993,339

Net Book Value	60,075,808					65,940,943

*)	As restated (Note 53)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				September 30,
	2009	Additions	Deductions	Reclassifications	2009
At cost:
Direct acquisitions
Land	684,768	40,928	—	57,085	782,781
Buildings	2,721,804	101,980	(3,349)	103,420	2,923,855
Leasehold improvements	460,836	54,086	—	—	514,922
Switching equipment	26,356,172	9,662	—	1,944,807	28,310,641
Telegraph, telex and data communication equipment	139,165	—	—	(5,504)	133,661
Transmission installation and equipment	56,572,954	1,513,036	(2,220)	6,417,870	64,501,640
Satellite, earth station and equipment	6,502,198	256,192	(146)	(35,591)	6,722,653
Cable network
Power supply	21,857,982	930,983	(407)	132,737	22,921,295
Data processing equipment	5,838,258	167,657	(30)	742,817	6,748,702
Other telecommunications	7,184,767	202,883	(1,757)	569,609	7,955,502
peripherals	545,194	15,208	(536)	(11,680)	548,186
Office equipment	678,640	27,130	(7,425)	(129)	698,216
Vehicles	127,274	1,576	(105)	(673)	128,072
Other equipment	105,386	9,028	—	(20,339)	94,075
Property under construction:
Buildings	60,099	116,579	—	(95,264)	81,414
Leasehold improvements	—	425	—	—	425
Switching equipment	17,155	1,800,113	—	(1,799,787)	17,481
Transmission installation and equipment	1,173,830	5,925,144	—	(6,971,006)	127,968
Satellite, earth station and equipment	—	90,530	—	—	90,530
Cable network	384	115,449	—	(22)	115,811
Power supply	13,131	702,639	—	(677,003)	38,767
Data processing equipment	427,698	343,440	—	(334,135)	437,003
Leased assets
Transmission installation and equipment	284,978	—	—	(5,485)	279,493
Data processing equipment	236,240	11,988	—	—	248,228
Office equipment	437,705	3,433	(179,876)	—	261,262
Vehicles	56,998		(126)	4,627	61,499
Customer premise equipment (“CPE”) assets	23,307	—	—	(1,529)	21,778

Total	132,506,923	12,440,089	(195,977)	14,825	144,765,860

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,351,589	119,601	(3,350)	653	1,468,493
Leasehold improvements	323,910	43,499	—	217	367,626
Switching equipment	15,926,334	1,949,266	—	29,906	17,905,506
Telegraph, telex and data communication equipment	135,327	418	—	(5,504)	130,241
Transmission installation and equipment	19,220,612	4,562,107	(1,754)	(424,777)	23,356,188
Satellite, earth station and equipment	2,732,847	354,370	(146)	(1,635)	3,085,436
Cable network	13,506,314	976,491	(390)	117,528	14,599,943
Power supply	2,333,053	426,541	(29)	7,217	2,766,782
Data processing equipment	4,588,877	475,508	(1,757)	302,377	5,365,005
Other telecommunications peripherals	462,208	11,540	(536)	(4,954)	468,258
Office equipment	561,073	37,890	(4,547)	831	595,247
Vehicles	108,049	4,619	(59)	(1,286)	111,323
Other equipment	94,866	3,258	—	(20,339)	77,785
Leased assets
Transmission installation and equipment	207,323	14,442	—	—	221,765
Data processing equipment	60,162	39,057	—	(549)	98,670
Office equipment	290,717	83,739	(179,875)	1,574	196,155
Vehicles	11,640	13,422	(48)	—	25,014
CPE assets	2,432	1,824	—	(279)	3,977

Total	61,917,333	9,117,592	(192,491)	980	70,843,414

Net Book Value	70,589,590				73,922,446

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. PROPERTY, PLANT AND EQUIPMENT (continued)
a.	Gain (loss) on disposal or exchange of assets

	2008	2009
Proceeds from sale of property, plant and equipment	9,919	6,088
Net book value	(59,291)	(3,486)

Gain (loss) on disposal	(49,372)	2,602

b.	KSO assets ownership arrangements
(i)	In accordance with the amended and restated KSO VII agreement with BSI, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of September 30, 2008 and 2009, the net book value of these property, plant and equipment was Rp.954,626 million and Rp.845,093 million, respectively.
(ii)	In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of September 30, 2008 and 2009, the net book value of this property, plant and equipment was Rp.587,019 million and Rp.304,703 million, respectively.
c.	Assets impairment and related claims
(i)	As of September 30, 2008 and 2009, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of September 30, 2009, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.
(ii)	On July 9, 2008, Balikpapan and its surrounding, area of Divre VI Kalimantan were covered by flood from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the flood have been re-operated gradually since July 2008.
(iii)	On September 30, 2009, West Sumatera and its surrounding, area of Divre I Sumatera were experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since October 2009.
d.	Others
(i)	Interest capitalized to property under construction amounted to Rp.nil for the nine months period ended September 30, 2008 and 2009.
(ii)	Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for the nine months period ended September 30, 2008 and 2009.
(iii)	In 2008, the Company reclassified its software which was previously recorded as property, plant and equipment to intangible assets (Notes 14 and 53).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(iv)	In 2008, certain Telkomsel’s equipment (part of infrastructure) with a total cost of Rp.797,208 million and their previous expected useful lives subsequent to 2010, are planned to be used up to 2010. Hence, the depreciation of the equipment are accelerated up to that year. The cumulative impact of acceleration of depreciation is Rp.71,867 million and Rp 100,273 million of which was charged to consolidated statement of income of the current period.
(v)	From July 1, 2007 to December 31, 2008, Telkomsel recorded Rp.8,260,648 million of its property, plant and equipment which was subject to price adjustment (Note 48a.ii). In March 2009, Telkomsel and its vendors agreed to adjust price by US$107.05 million. The effect of the adjustment is a reduction to recorded property, plant and equipment by Rp.1,035,588 million and depreciation by Rp.47,868 million that was recorded in 2008 consolidated financial statement.
(vi)	The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 15-45 years, which will expire between 2010 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.
(vii)	The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.
(viii)	As of September 30, 2009, the Company’s and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Sinar Mas, PT Asuransi Central Asia, PT Asuransi Allianz Utama Indonesia, PT Asuransi Bintang Tbk, PT Asuransi Tri Pakarta and PT Asuransi QBE POOL Indonesia against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.71,771,790 million, which was covered by sum insured basis with a maximum loss claim of Rp.5,303,664 million, US$13.97 million, and Euro0.22 million and on first loss basis of Rp.5,391,473 million and US$4.00 million including business recovery of Rp.324,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$28.48 million and US$47.13 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.
(ix)	As of September 30, 2009, the completion of assets under construction was around 52.89% of the total contract value, with estimated dates of completion between November 1, 2009 up to September 11, 2011. Management believes that there is no impediment to the completion of the construction in progress.
(x)	Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(xi)	The Company and its subsidiaries has lease commitments for transmission installation and equipment, vehicles, data processing equipment and office equipment, with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for assets under finance leases as of September 30, 2008 and 2009 are as follows:

Year	2008	2009
2008	105,815	—
2009	108,743	229,548
2010	100,921	149,492
2011	68,448	100,066
2012	30,143	35,889
2013	5,307	5,302
Later	138	138

Total minimum lease payments	419,515	520,435
Interest	(134,435)	(126,271)

Net present value of minimum lease payments	285,080	394,164
Current maturities (Note 20a)	(56,700)	(172,856)

Long-term portion (Note 20b)	228,380	221,308

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,			September 30,
	2008	Additions	Reclassifications	2008
At cost:
Land	4,646	—	(222)	4,424
Buildings	3,982	—	(225)	3,757
Switching equipment	286,688	—	(6,734)	279,954
Transmission installation and equipment	179,785	—	(44,125)	135,660
Cable network	583,353	—	(35,850)	547,503
Other telecommunications peripherals	149,200	—	—	149,200

Total	1,207,654	—	(87,156)	1,120,498

Accumulated depreciation:
Land	2,935	126	—	3,061
Buildings	2,435	148	(48)	2,535
Switching equipment	169,663	17,916	(1,880)	185,699
Transmission installation and equipment	90,141	9,291	(19,865)	79,567
Cable network	144,603	35,915	(12,657)	167,861
Other telecommunications peripherals	92,786	18,111	—	110,897

Total	502,563	81,507	(34,450)	549,620

Net Book Value	705,091			570,878

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT UNDER RSA (continued)

	January 1,				September 30,
	2009	Additions	Adjustments	Reclassifications	2009
At cost:
Land	1,313	—	—	(46)	1,267
Buildings	338	—	3,418	(3,756)	—
Switching equipment	152,776	—	53,643	(113,429)	92,990
Transmission installation and equipment	100,072	—	24,201	(63,630)	60,643
Cable network	461,315	—	48,162	(69,010)	440,467
Other telecommunications peripherals	10,547	—	123,054	(129,964)	3,637

Total	726,361	—	252,478	(379,835)	599,004

Accumulated depreciation:
Land	926	48	—	(9)	965
Buildings	61	20	2,521	(2,602)	—
Switching equipment	69,899	9,038	52,748	(103,903)	27,782
Transmission installation and equipment	53,282	6,867	21,203	(47,320)	34,032
Cable network	116,234	30,269	27,660	(44,847)	129,316
Other telecommunications peripherals	9,305	15,370	92,006	(114,047)	2,634

Total	249,707	61,612	196,138	(312,728)	194,729

Net Book Value	476,654				404,275

In accordance with the RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.
The balances of unearned income on RSA as of September 30, 2008 and 2009, are as follows:

	2008	2009
Gross amount	1,120,498	599,004

Accumulated amortization:
Beginning balance	(704,269)	(427,037)
Additions (Note 34)	(166,851)	(93,597)
Deductions	87,156	127,357

Ending balance	(783,964)	(393,277)

Net	336,534	205,727

PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	ADVANCES AND OTHER NON-CURRENT ASSETS
Advances and other non-current assets as of September 30, 2008 and 2009 consist of:

	2008	2009
Prepaid rent — net of current portion (Note 8)	863,451	921,668
Advances for purchase of property, plant and equipment	721,648	887,923
Restricted cash	1,514	214,187
Deferred Indefeasible Right of Use (“IRU”) Agreement charges (Note 44c.ii)	156,934	159,886
Deferred land rights charges	105,122	63,580
Security deposits	50,136	42,516
Equipment not used in operations — net	48,444	35,747
Others	10,507	21,701

Total	1,957,756	2,347,208

As of September 30, 2008 and 2009, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.
Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life (Note 11d.vi).
As of September 30, 2009, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation charged to the consolidated statements of income for nine months period ended September 30, 2008 and 2009 amounted to Rp.9,261 million and Rp23,460 million, respectively.
In 2008 and 2009, certain equipment of Telkomsel with a net carrying amount of Rp.1,131 million and Rp.nil, respectively, was reclassified to property, plant and equipment (Note 11).
Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.  GOODWILL AND OTHER INTANGIBLE ASSETS
(i)	The changes in the carrying amount of goodwill and other intangible assets for the nine months period ended September 30, 2008 and 2009 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2007	—	8,419,906	436,000	8,855,906
Additions:
The Company’s software	—	189,062	—	189,062
Indonusa	6,600	—	—	6,600
Acquisition of Sigma (Note 4)	99,944	189,405	—	289,349
Sigma’s software license	—	15,030	—	15,030

Balance, September 30, 2008*)	106,544	8,813,403	436,000	9,355,947

Accumulated amortization:
Balance, December 31, 2007	—	(5,022,301)	(58,393)	(5,080,694)
Amortization expense for nine months period (Note 37)	(25,468)	(857,986)	(35,036)	(918,490)

Balance, September 30, 2008*)	(25,468)	(5,880,287)	(93,429)	(5,999,184)

Net Book Value	81,076	2,933,116	342,571	3,356,763

Weighted-average amortization period	20 years	7.10 years	9.33 years

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143
Additions:
The Company’s software	—	132,734	—	132,734
3G Telkomsel	—	—	320,000	320,000
GSD’s software	—	50	—	50
Sigma’s software	—	9,408	—	9,408
Reclassification	—	(64,391)	—	(64,391)

Balance, September 30, 2009	106,544	9,047,400	756,000	9,909,944

Accumulated amortization:
Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)
Amortization expense for nine months period (Note 37)	(8,678)	(932,551)	(37,702)	(978,931)

Balance, September 30, 2009	(25,726)	(7,134,731)	(142,809)	(7,303,266)

Net Book Value	80,818	1,912,669	613,191	2,606,678

Weighted-average amortization period	19.17 years	6.57 years	9.60 years

*)	As restated (Note 53)
(ii)	Goodwill resulted from the acquisition of Sigma in 2008 (Note 4) and Indonusa in 2008 (Notes 1d.b and 1d.c). Goodwill is amortized using the straight-line method over a period of not more than five years, except longer period but not more than twenty years can be justified. (Note 2d). Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

(iii)	The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license (Notes 2j and 44a.ii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)
(iv)	The estimated annual amortization expense relating to other intangible assets for each year beginning from October 1, 2009 is approximately Rp.1,292,671 million per year.
15.	ESCROW ACCOUNTS
Escrow accounts as of September 30, 2008 and 2009 consist of the following:

	2008	2009
Bank Mandiri	42,572	44,937
Bank Danamon	1,181	1,191
Others	108	108

	43,861	46,236

The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 48d.iv).

The escrow account with Bank Danamon were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.

Refer to Note 44 for details of related party transactions.
16.	TRADE PAYABLES

	2008	2009
Related parties
Concession fees	1,207,726	1,217,561
Purchases of equipment, materials and services	229,842	153,365
Payables to other telecommunications providers	78,542	108,731

Sub-total	1,516,110	1,479,657

Third parties
Purchases of equipment, materials and services	7,260,856	7,650,149
Payables to other telecommunications providers	87,627	98,107
Payables related to RSA	97,312	60,941

Sub-total	7,445,795	7,809,197

Total	8,961,905	9,288,854

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	TRADE PAYABLES (continued)

Trade payables by currency are as follows:

	2008	2009
Rupiah	3,322,331	4,231,509
U.S. Dollars	3,435,105	4,560,807
Euro	2,195,718	463,452
Singapore Dollars	8,660	32,741
Great Britain Pound sterling	—	86
Japanese Yen	46	55
Others	45	204

Total	8,961,905	9,288,854

Refer to Note 44 for details of related party transactions.
17.	ACCRUED EXPENSES

	2008	2009
Operations, maintenance and telecommunications services	1,300,760	1,231,883
Salaries and benefits	769,754	739,265
General, administrative and marketing	552,780	580,132
Interest and bank charges	251,431	345,382

Total	2,874,725	2,896,662

Refer to Note 44 for details of related party transactions.
18.	UNEARNED INCOME

	2008	2009
Prepaid pulse reload vouchers	3,036,452	2,605,106
Other telecommunications services	28,614	3,203
Others	70,502	94,777

Total	3,135,568	2,703,086

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS

	2008	2009
Bank CIMB Niaga	35,000	16,800
Bank Ekonomi	—	11,000
BSM	—	8,000
Bank Syariah Mega	18,449	—

Total	53,449	35,800

Refer to Note 44 for details of related party transactions.
a.	Bank CIMB Niaga

On April 25, 2005, Balebat entered into a Rp.800 million, 12% per annum fixed rate revolving credit facility and Rp.1,600 million investment credit facility agreement with Bank CIMB Niaga. These credit facilities are secured by Balebat’s property, plant and equipment located in West Java up to a maximum of Rp.3,350 million (Note 11). The credit facility has been amended several times. The changes covered the combination of the facility, interest rate, and maturity date. On July 28, 2009, based on the latest amendment (8th amendment agreement), credit facility, interest rate and maturity date is changed to Rp.15,000 million, 14% per annum and May 29, 2010, respectively. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.15,000 million and Rp.11,800 million, respectively.

On April 29, 2008, Balebat received an additional Specific Transaction Facility and Bank Overdraft Facility of Rp.5,000 million and Rp.500 million, respectively (Note 23f). The loan bears an interest rate of 11.5% per annum and will mature on May 29, 2009. On July 28, 2009, based on the latest amendment (8th amendment agreement), the interest rate is changed from 11.5% per annum to 14% and 14.5%, respectively, and the maturity date is extended to May 29, 2010. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.5,000 million and Rp.5,000 million.

On October 18, 2005, GSD entered into two short-term loan agreements with Bank CIMB Niaga for an original facility of Rp.12,000 million and Rp.3,000 million. The loans bore interest rate of 14.50% per annum and matured on October 18, 2006 for each loan. The loan agreements were amended twice, the latest on November 3, 2006 to change the interest rate from 16.25% per annum to 15.5% per annum and the maturity period to October 18, 2007. On November 23, 2007, GSD entered into a short-term loan agreement with Bank CIMB Niaga as an amendment of the both loans for an original facility of Rp.15,000 million. The loan bore interest rate of 11% per annum and matured on 18 October 2008. The loan agreement was amended twice, the latest on December 23, 2008 to change the total facility to Rp.19,000 million with interest rate of 15.5% per annum and the maturity period to October 18, 2009. This credit facility was secured by GSD’s property, plant and equipment located in Jakarta (Note 11). The principal outstanding as of September 30, 2008 amounted to Rp.15,000 million and on July 10, 2009, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS (continued)

b.	Bank Ekonomi

On October 14, 2008, Sigma entered into a Rp.7,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bore floating interest rate from 12.50% per annum to 15.50% per annum and was repayable within 9 months from the signing date to July 15, 2009. This facility was secured by Sigma’s trade receivables (Note 6). On July 15, 2009 the loan was fully repaid.

On November 14, 2008, Sigma entered into a Rp.5,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. On December 2, 2008, Rp.3,500 million were drawdown from the Facility. The loan bears interest rate of 15.50% per annum and is repayable within 12 months from the signing date to December 2, 2009. This facility is secured by Sigma’s trade receivables (Note 6). As of September 30, 2009, the principal outstanding amounted to Rp.4,000 million.

On February 11, 2009, Sigma entered into a US$550,000 short-term loan agreement with Bank Ekonomi for working capital purpose. On March 23, 2009, US$380,000 were drawdown from the Facility. The loan bears interest rate of 6% per annum and is repayable within 3 months from the signing date to June 23, 2009. Based on the latest amendment, the maturity date is extended to September 23, 2009. This facility is secured by Sigma’s trade receivables (Note 6). On September 23, 2009 the loan was fully repaid.

On May 22, 2009, PT Sigma Solusi Integrasi, one of Sigma’s subsidiaries entered into a US$2 million short-term loan agreement with Bank Ekonomi for working capital purpose. On June 1, 2009, US$1,1 million were drawdown from the Facility. The loan bears interest rate of 9% per annum and is repayable within 3 months from the date of withdrawal. This facility is secured by Purchase Orders (“PO”) or Letter of Intent from certain companies. On July 1, 2009 the loan was fully repaid.

On August 7, 2009, Sigma entered into a Rp.35,000 million short-term loan agreement with Bank Ekonomi for working capital purpose. On September 16, 2009, Rp.7,000 million was drawdown from the Facility. The loan bears floating interest rate from 13.00% per annum to 15.50% per annum and is repayable within 12 months from the signing date to July 1, 2010. The principal outstanding as of September 30, 2009 amounted to Rp.7,000 million.

c.	BSM

On August 20, 2009, Balebat entered into a Rp.8,000 million loan agreement with BSM for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum and is secured by certain fixed asset (Note 11), receivables (Note 6), inventories (Note 7), insurance, and letter of comfort. The loan is payable within 6 months from the signing date. The principal outstanding as of September 30, 2009 amounted to Rp.8,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS (continued)
d.	Bank Syariah Mega

On March 31, 2008, Infomedia entered into a Rp.8,812 million loan agreement with Bank Syariah Mega for working capital purpose. The facility was obtained through sharia principles with the estimated rates on borrowing at 14% per annum and was secured by the receivables from contact center (Note 6). The loan was payable within 3 months from the signing date. Based on amendment on September 25, 2008 (2nd amendment agreement), the maturity period of loan agreement was extended to December 28, 2008. As of September 30, 2008, the principal outstanding amounted to Rp.8,812 million and on November 27, 2008, the loan was fully repaid.

On June 5, 2008, Infomedia entered into Rp.9,637 million loan agreement with Bank Syariah Mega for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum, and was secured by the receivables from contact center. The loan was payable within 3 months from the signing date which become due on September 2008. Based on amendment on September 28, 2008, the maturity period of loan agreement was extended to December 28, 2008. The principal outstanding as of September 30, 2008 amounted to Rp.9,637 million and on November 27, 2008, the loan was fully repaid.
20.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2008	2009
Bank loans	23	4,814,589	6,432,094
Deferred consideration for business combinations	24	1,141,940	1,200,948
Two-step loans	21	437,353	459,349
Obligations under finance leases	11	56,700	172,856
Notes	22	—	3,000

Total		6,450,582	8,268,247

b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2010	2011	2012	2013	Later
Bank loans	23	11,681.1	619.1	4,175.6	2,742.7	2,730.4	1,413.3
Two-step loans	21	3,256.9	70.3	405.6	407.7	332.9	2,040.4
Deferred consideration for business combinations	24	433.0	323.3	109.7	—	—	—
Obligations under finance leases	11	221.3	113.8	70.6	31.9	4.9	0.1
Notes	22	27.0	6.0	21.0	—	—	—

Total		15,619.3	1,132.5	4,782.5	3,203.3	3,068.2	3,453.8

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	TWO-STEP LOANS
a.	Two-step loans are unsecured loans obtained by the Government from overseas banks, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of the two-step loans are as follows:

	Interest rate		Outstanding
Creditors	2008	2009	2008	2009
Overseas banks	3.10% - 12.27%	3.10% - 9.65%	3,905,478	3,716,255
Current maturities (Note 20a)			(437,353)	(459,349)

Long-term portion (Note 20b)			3,468,125	3,256,906

b.	The details of two-step loans obtained from overseas banks as of September 30, 2008 and 2009 are as follows:

	Interest rate		Outstanding
Currencies	2008	2009	2008	2009
U.S. Dollars	4.00% - 6.67%	4.00% - 6.67%	1,495,692	1,350,341
Rupiah	8.97% - 12.27%	9.65% - 11.39%	1,269,205	1,079,144
Japanese Yen	3.10%	3.10%	1,140,581	1,286,770

Total			3,905,478	3,716,255

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

The two-step loans which are payable in Rupiah bear either fixed interest rates and floating interest rates based upon the average interest rate on three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests and the floating interest rate offered by the lenders, plus 0.5% per annum.

As of September 30, 2009, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.

As of September 30, 2009, the Company complied with the above mentioned ratios.

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	NOTES

2009
Medium-term Notes	30,000
Current maturities (Note 20a)	(3,000)

Long-term portion (Note 20b)	27,000

On June 9, 2009, Metra entered into an agreement with PT Bahana Securities (acting as “Arranger”) and Bank Mega (acting as Trustee) to issue Medium Term Notes (“MTN”) for a total principal amount of Rp.50,000 million. PT Kustodian Sentral Efek Indonesia acting as Colecting Agent and Custodian. Proceeds from issuance of MTN were used to expand Metra’s business and as working capital.

MTN is scheduled to be issued maximum in 4 (four) phases in a maximum amount of Rp.50,000 million with repayment at the latest in 3 (three) years after the Issuance Date for each phases. The first phase was issued for Rp.30,000 million, that will be mature on June 19, 2012.

Interest on MTN was payable quarterly beginning from the Issuance Date, through the Due Date. The MTN bear floating interest rates, for the first year of 15,05%, for the second and third years of highest average rate (yield) of 3 (three) Surat Utang Negara (“SUN”) that has a same remaining period of time, the same with the second and third years of MTN plus 4,02% premium. Repayment of the principal for each 10%, 20%, and 70% on the first, second and third anniversary of the Issuance Date, respectively.

Metra secures minimal 40% of the value of the payable principle MTN amount. Maximum 60% of the payable principle MTN amount is unsecured and at all times ranked (pari passu) with other unsecured debts of the Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Metra is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

a.	Debt to equity ration maximum 1,5:1 (one comma five proportionate one)

b.	EBITDA to Interest Ratio minimum 2.5.

As of September 30, 2009, Metra complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS

The details of long-term bank loans as of September 30, 2008 and 2009 are as follows:

			2008		2009
		2009	Outstanding		Outstanding
			Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea	US$	124	71	665,560	47	454,759
Bank Mandiri	Rp.	4,750,000	—	1,210,000	—	3,480,000
BCA	Rp.	3,500,000	—	1,450,000	—	2,700,000
Citibank	US$	—	4	37,970	—
	Rp.	500,000	—	600,000	—	300,000
BNI	Rp.	4,000,000	—	2,960,000	—	1,800,000
Bank CIMB Niaga	Rp.	35,096	—	33,584	—	26,198
Bank Bukopin	Rp.	5,300	—	2,409	—	1,191
BRI	Rp.	4,200,000	—	3,240,000	—	2,680,000
Bank Ekonomi	Rp.	95,000	—	54,362	—	71,044
Syndication of banks	Rp.	5,100,000	—	1,000,000	—	5,100,000
PT ANZ Panin Bank (“ANZ Panin”)	Rp.	1,000,000	—	—	—	1,000,000
BII	Rp.	500,000	—	—	—	500,000

Total				11,253,885		18,113,192
Current maturities of bank loans (Note 20a)				(4,814,589)		(6,432,094)

Long-term portion (Note 20b)				6,439,296		11,681,098

Refer to Note 44 for details of related party transactions.

a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124 million, to finance the Code Division Multiple Access (“CDMA”) procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006.

b.	Bank Mandiri
(i)	On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2008 amounted to Rp.120,000 million and on March 29, 2009, the loan was fully repaid.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.70,000 million and on March 28, 2009, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
b.	Bank Mandiri (continued)
(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1,25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement was amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.420,000 million and Rp.140,000 million, respectively.

(iv)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.600,000 million and Rp.300,000 million, respectively.

(v)	On December 23, 2008, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.1,300,000 million. On December 30, 2008, Rp.1,000,000 million has been drawn-down from the Facility and the remaining Rp.300,000 million was drawn-down by Telkomsel on January 30, 2009. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 2.25% per annum which becomes due monthly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.1,040,000 million.

(vi)	On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with Bank Mandiri of Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.2,000,000 million.
c.	BCA
(i)	On March 16, 2006, Telkomsel signed a loan agreement with BCA for a facility of Rp.400,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2008 amounted to Rp.80,000 million and on March 28, 2009, the loan was fully repaid.

(ii)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2008 amounted to Rp.70,000 million and on March 28, 2009, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
c.	BCA (continued)
(iii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.300,000 million and Rp.100,000 million, respectively.

(iii)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BCA of Rp.1,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.1,000,000 million and Rp.600,000 million, respectively.

(iv)	On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BCA of Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.2,000,000 million.
d.	Citibank
1.	High Performance Backbone (“HP Backbone”) Loans
On April 10, 2002, the Company entered into a loan agreement with Citibank (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million. The facility which was unsecured, was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with Pirelli Cables and Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The lender required a fee of 8.4% of the total facility, 15% of which was paid in cash and 85% was included in the loan balance.

As of September 30, 2008, the outstanding loan was US$2.1 million (equivalent to Rp.19,773 million) and on October 6, 2008, the loan was fully repaid. The loan was payable in 10 equal semi-annual installments beginning in April 2004 with interest at a rate equal to the six-month London Interbank Offered Rate (LIBOR) plus 0.75% per annum.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of September 30, 2008 and up to the repayment date on June 5, 2008 and October 6, 2008, as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
d.	Citibank (continued)
1.	HP Backbone Loans (continued)
1.	Debt service coverage ratio should exceed 1.5:1.

2.	Debt to equity ratio should not exceed:

a. 3:1 for the period April 10, 2002 to January 1, 2003,

b. 2.75:1 for the period January 2, 2003 to January 1, 2004,

c. 2.5:1 for the period January 2, 2004 to January 1, 2005, and

d. 2:1 for the period January 2, 2005 to the full repayment date of the loans.

3.	Debt to EBITDA ratio should not exceed: a. 3.5:1 for the period April 10, 2002 to January 1, 2004, and b. 3:1 for the period January 2, 2004 to the full repayment date of the loans.

In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of stockholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. In 2006, the Company has complied with the above covenant.

As of June 21, 2007, the Company obtained a waiver letter from Citibank International plc pertaining to the waiver of the above providing loans facility covenant, which waiver letter is intended to be valid until the loans facility have been fully repaid. In 2008, the Company has complied with the above covenant.
2.	EKN-Backed Facility
On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) (Note 48a.ii), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank, Jakarta branch (“Arranger”) covering a total Facility of US$70.5 million, divided into several tranches. The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility was determined based on Commercial Interest Reference Rate (CIRR) of 3.52% plus 0.5% per annum and was unsecured. Interest was payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to interest, Telkomsel was also charged an insurance premium for the guarantee given by EKN in favor of Telkomsel for each loan utilization, 15% of which was paid in cash. The remaining balance was settled through utilization of the facility.

No amounts were drawdown from the Facility in 2008. The principal outstanding as of September 30, 2008 amounted to US$1.9 million (equivalent to Rp.18,197 million) and on December 30, 2008, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
d.	Citibank (continued)
3.	Medium term loan
(a)	On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, Jakarta Branch for a facility of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2008 amounted to Rp.100,000 million and on March 28, 2009, the loan was fully repaid.

(b)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch of Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.500,000 million and Rp.300,000 million.
The following table summarizes the principal outstanding on the various long-term loans from Citibank as of September 30, 2008 and 2009:

	2008			2009
	Foreign			Foreign
	currencies		Rupiah	currencies	Rupiah
	(in millions)		equivalent	(in millions)	equivalent
HP Backbone loans	US$	2.1	19,773	—	—
EKN-Backed Facility	US$	1.9	18,197	—	—
Medium term loan	Rp.	—	600,000	—	300,000

Total			637,970		300,000
Current maturities			(337,970)		(200,000)

Long-term portion			300,000		100,000

e.	BNI
(i)	On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2008 amounted to Rp.60,000 million and on March 28, 2009, the loan was fully repaid.

(ii)	On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.300,000 million and Rp.100,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
e.	BNI (continued)
(iii)	On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.600,000 million and Rp. 300,000 million, respectively.

(iv)	On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BNI of Rp.2,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.2,000,000 million and Rp. 1,200,000 million, respectively.

(v)	On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BNI of Rp.750,000 million. On July 9, 2009, Rp.200,000 million were drawdown from the Facility. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.200,000 million.
f.	Bank CIMB Niaga
(i)	On December 28, 2004, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.7,200 million comprising of Rp.5,000 million to finance the construction of plant (“Investment Facility”) with an interest rate of 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with an interest rate of 12% per annum. Through an amendment on December 1, 2005, the interest rate was subsequently increased to 17% per annum. The Investment Facility is payable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is payable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a total value of Rp.8,450 million (Note 11). On March 1, 2008, the Investment Facility loan was fully repaid. As of September 30, 2008 and 2009, principal outstanding under these facilities amounted to Rp.770 million and Rp.293 million, respectively.

On December 22, 2005, the loan agreement was amended to include a short-term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 19b).

On June 13, 2006, Balebat also received an additional facility of Rp.2,500 million which consisted of a facility of Rp.2,000 million to finance the purchase of a printing machine and Rp.500 million to finance the purchase of operational vehicles with an interest rate of 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities were secured by Balebat’s property, plant and equipment located in West Java (Note 11). As of September 30, 2008, the outstanding loans of the facilities were Rp.1,006 million and Rp.nil, and on June 23, 2009, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
f.	Bank CIMB Niaga (continued)
(ii)	As discussed in Note 19b, on April 25, 2005, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bears interest at a rate equal to market rate plus 2% per annum. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.468 million and Rp.37 million, respectively.

(iii)	On May 29, 2006, Infomedia entered into a loan agreement with Bank CIMB Niaga for a facility of Rp.18,500 million, to finance its call center project with Telkomsel. The facility bore interest at 15.5% per annum and was secured by Infomedia’s receivables on the call center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date (Note 6). As of September 30, 2008, the principal outstanding amounted to Rp.5,520 million and on June 19, 2009, the loan was fully repaid.

(iv)	In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.19,150 million and Rp.18,050 million, respectively.

(v)	On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.6,670 million and Rp.5,075 million, respectively.

(vi)	On July 28, 2009, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.3,296 million for investment credit facility with maturity date of November 28, 2014. On August 28, 2009, Rp.2,743 million was drawdown from the Facility. The investment credit facility loan is payable in 60 unequal monthly installments beginning in December 28, 2009 through November 28, 2014. The investment credit facility bears interest rate of 14% per annum. The facilities are secured by certain Balebat’s property, plant and equipment (Note 11), inventories (Note 7), trade receivables (Note 6). As of September 30, 2009, the principal outstanding amounted to Rp.2,743 million.
g.	Bank Bukopin
On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15.75% per annum and 15.00% per annum as of September 30, 2008 and 2009. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property, plant and equipment (Note 11).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
h.	BRI
(i)	On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.240,000 million and Rp.80,000 million, respectively.

(ii)	On October 24, 2007, Telkomsel signed a medium-term loan agreement with BRI of Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. In 2008, the loan has been fully drawn-down. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.2,000,000 million and Rp.1,200,000 million, respectively.

(iii)	On July 28, 2008, Telkomsel entered a medium-term facility loan agreement with BRI of Rp.1,000,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2008 and 2009 amounted to Rp.1,000,000 million and Rp.600,000 million, respectively.

(iv)	On September 2, 2009, Telkomsel entered a medium-term facility loan agreement with BRI of Rp.800,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.800,000 million.
i.	Bank Ekonomi
(i)	On December 7, 2006, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.14,000 million. The facility bears a floating interest rate from 9.50% per annum to 15.50% per annum and is payable in 63 monthly installments starting from September 12, 2007 and ending on December 12, 2012. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.11,878 million and Rp.9,673 million, respectively.

(ii)	On March 9, 2007, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.13,000 million. The facility bears a floating interest rate from 9.50% per annum to 15.50% per annum and is payable in 60 monthly installments starting from December 12, 2007 and ending on December 12, 2012. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.9,484 million and Rp.7,724 million, respectively.

(iii)	On September 10, 2008, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.33,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% and is payable in 78 monthly installments starting from March 11, 2009 and ending on March 11, 2015. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.33,000 million and Rp.31,147 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
i.	Bank Ekonomi (continued)
(iv)	On August 7, 2009, Sigma entered into a facility loan agreement with Bank Ekonomi of Rp.35,000 million. The facility bears a floating interest rate from 13.00% per annum to 14.00% and is payable in 48 monthly installments with maturity date on August 18, 2013. On September 4, 2009 and September 9, 2009, Rp.17,800 million and Rp.4,700 million were drawdown from the Facility, respectively. As of September 30, 2009, the principal outstanding amounted to Rp.22,500 million.
These credit facilities are secured by a parcel of land and buildings of Sigma located in Surabaya (Note 11) and Sigma’s trade receivables (Note 6) and also includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables.
As of September 30, 2009, Sigma has complied with the above covenant.
j.	Syndication of banks
(i)	On July 29, 2008, the Company entered into a long-term loan agreements with syndication of BNI, BRI and Bank Jabar (syndication of banks) of Rp.2,400,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on July 28, 2013. As of September 30, 2008 and 2009, the principal outstanding amounted to Rp.1,000,000 million and Rp.2,400,000 million, respectively.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of September 30, 2009 as follows:

1. Debt to equity ratio should not exceed 2:1. 2. Debt service coverage ratio should exceed 125%.

(ii)	On June 16, 2009, the Company entered into a long-term loan agreements with syndication of BNI and BRI (syndication of banks) of Rp.2,700,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 2.45% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on June 15, 2014. As of September 30, 2009, the principal outstanding amounted to Rp.2,700,000 million.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of September 30, 2009 as follows:

1. Debt to equity ratio should not exceed 2:1.

2. Debt service coverage ratio should exceed 125%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
k.	ANZ Panin
On September 4, 2009, Telkomsel entered a medium-term facility loan agreement with ANZ Panin of Rp.1,000,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 2.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.1,000,000 million.
l.	BII
On September 15, 2009, Telkomsel entered a medium-term facility loan agreement with BII of Rp.500,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.500,000 million.
24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

Deferred consideration represents the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2008	2009
TII transaction
PT Aria Infotek	54,037	—
The Asian Infrastructure Fund	12,866	—
MediaOne International I B.V.	36,024	—
Less discount on promissory notes	(29)	—

	102,898	—

KSO IV transaction
MGTI	1,765,799	1,048,754
Less discount	(157,166)	(52,999)

	1,608,633	995,755

KSO VII transaction
BSI	1,226,176	700,132
Less discount	(186,021)	(61,942)

	1,040,155	638,190

Total	2,751,686	1,633,945
Current maturity — net of discount (Note 20a)	(1,141,940)	(1,200,948)

Long-term portion — net of discount (Note 20b)	1,609,746	432,997

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)
a.	TII transaction

The outstanding balance relating to the TII transaction represents non-interest bearing promissory notes which were included in the purchase consideration, and arose from the acquisition of the 100% outstanding common shares of TII (previously the Company’s KSO III partner) on July 31, 2003. These promissory notes have initial face value of US$109.1 million (equivalent to Rp.927,272 million). The promissory notes are payable in 10 equal semi-annual installments beginning July 31, 2004 and a present value at a discount rate of 5.16% at the closing date of US$92.7 million (equivalent to Rp.788,322 million).

As of September 30, 2008, the outstanding promissory notes, before unamortized discount, amounted to US$10.9 million (equivalent to Rp.102,927 million) and on January 30, 2009, the promissory notes was fully repaid

b.	KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through December 2010 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of September 30, 2008 and 2009, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$187.2 million (equivalent to Rp.1,765,799 million) and US$108.45 million (equivalent to Rp.1,048,754 million), respectively.

c.	KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company’s obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through December 2010 at a discount rate of 15%, plus the direct cost of the business combination.

As of September 30, 2008 and 2009, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.1,226,176 million and Rp.700,132 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	MINORITY INTEREST

	2008*)	2009
Minority interest in net assets of subsidiaries:
Telkomsel	8,622,035	9,697,713
Metra	62,036	61,101
Infomedia	145,857	7,186

Total	8,829,928	9,766,000

*)	As restated (Note 53)

	2008	2009
Minority interest in net income of subsidiaries:
Telkomsel	3,158,664	3,434,915
Infomedia	35,273	36,715
Metra	2,157	15,503

Total	3,196,094	3,487,133

26.	CAPITAL STOCK

	2008
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.44	2,580,118
JPMCB US Resident (Norbax Inc.)	1,383,633,901	7.03	345,909
The Bank of New York Mellon Corporation (formerly The Bank of New York Company, Inc.)	1,851,712,416	9.41	462,928
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,123,996,139	31.12	1,530,999

Total	19,679,836,280	100.00	4,919,959
Treasury stock (Note 28)	480,163,000	—	120,041

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26.	CAPITAL STOCK (continued)

	2009
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.47	2,580,118
JPMCB US Resident (Norbax Inc.)	1,019,059,586	5.18	254,765
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	8,329,871,370	42.35	2,082,468

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 28)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors and to amend the Company’s Articles of Association.
Series B shares give the same and equal rights to all the Series B stockholders.
27.	ADDITIONAL PAID-IN CAPITAL

	2008	2009
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

28.	TREASURY STOCK
Based on the resolution at the EGM of Stockholders of the Company on December 21, 2005, the stockholders authorized the phase I plan to repurchase the Company’s issued and outstanding Series B shares. The proposal for a stock repurchase program are under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with the total cost not to exceed Rp.5,250,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
28.	TREASURY STOCK (continued)
Based on the resolution at the AGM of Stockholders of the Company on June 29, 2007, the stockholders authorized the discontinuance of the phase I plan to repurchase the Series B shares and authorized the phase II plan to repurchase the Company’s issued and outstanding Series B shares. The proposal was to undertake a stock repurchase program with the following terms and conditions: (i) maximum stock repurchase would be 215,000,000 of the Company’s issued Series B shares with total cost not to exceed Rp.2,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 29, 2007 to December 28, 2008).
Based on the resolution at the AGM of Stockholders or the Company on June 20, 2008, the stockholders authorized the discontinuance of the phase II plan to repurchase the Series B shares and authorized the phase III plan to repurchase the Company’s issued and outstanding Series B shares. The proposal was to undertake a stock repurchase program with the following terms and conditions: (i) maximum stock repurchase would be 339,443,313 of the Company’s issued Series B shares with total cost not to exceed Rp.3,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (June 20, 2008 to December 20, 2009).
On October 13, 2008, based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008 concerning the Stock Repurchase of Stock Issued by the Public Company on Potential Crisis Market Condition, the Company has released a full disclosure statement to the public in relation to the Company’s plan to conduct a stock repurchase program of the Company’s stock which has been issued and listed in IDX up to 20% of its paid up capital with total cost not to exceed Rp.3,000,000 million which will be conduct gradually within the acquisition period that would not be longer than 3 months (October 13, 2008 to January 12, 2009).
As of September 30, 2008 and 2009, the Company has repurchased 480,163,000 and 490,574,500 shares of the Company’s issued and outstanding Series B shares, respectively, representing 2.38% and 2.43% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp. 4,202,255 million and Rp.4,264,214 million up to September 30, 2008 and 2009, respectively, (including broker’s commissions and custodian fees).
The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.
The movement of shares held in treasury arising from the programs for repurchase of shares is as follows:

	2008		2009
	Number		Number
	of shares	Rp.	of shares	Rp.
Balance beginning	244,740,500	2,176,611	490,574,500	4,264,073
Number of shares acquired/addition	235,422,500	2,025,644	—	141

Balance ending	480,163,000	4,202,255	490,574,500	4,264,214

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
28.	TREASURY STOCK (continued)
For the period from January 1 to September 30, 2009, the Company did not repurchase any treasury shares, hence the historical unit cost of repurchase of treasury shares for the nine months period ended September 30, 2008 and 2009 is as follows:

	Rp.
	2008	2009
Weighted average	8,604	—
Minimum	6,771	—
Maximum	10,155	—
The acquisition cost per share has included the broker’s commissions. Up to the consolidated balance sheet date, none of the shares acquired were sold.
As of October 28, 2009, the Company had repurchased 490,574,500 shares equivalent to 2.43% of the issued and outstanding Series B shares, for a repurchase price of Rp.4,264,232 million, including broker and custodian fees (Note 1c).
29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL
The balance of this account amounting to Rp.478,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure. As of September 30, 2008 and 2009, the development of the related infrastructures amounted to Rp.296,872 million and Rp.416,773 million, respectively.
As of September 30, 2008 and 2009, the Company has received an aggregate of Rp.270,000 million and Rp.478,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, being Rp.90,000 million each paid on December 30, 2005, December 28, 2006, December 13, 2007, November 12, 2008, and Rp.118,000 million on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	TELEPHONE REVENUES

	2008	2009
Fixed lines
Local and SLJJ	4,482,415	3,284,150
Monthly subscription charges	2,756,481	2,829,363
Installation charges	91,308	73,016
Phone cards	7,715	24,389
Others	114,928	163,446

Total	7,452,847	6,374,364

Cellular
Usage charges	17,267,588	18,193,872
Monthly subscription charges	290,544	1,371,840
Features	524,838	1,299,709
Connection fee charges	197,771	175,819

Total	18,280,741	21,041,240

Total Telephone Revenues	25,733,588	27,415,604

31.	INTERCONNECTION REVENUES

	2008	2009
Revenues	9,022,406	7,919,112
Expenses	(2,383,169)	(2,179,021)

Total — Net	6,639,237	5,740,091

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 47).

Refer to Note 44 for details of related party transactions.

32.	DATA, INTERNET AND INFORMATION TECHNOLOGY REVENUES

	2008	2009
Short Messaging Services (“SMS”)	7,309,377	8,662,615
Internet	1,567,268	2,328,936
Data communication and information technology services	1,887,928	1,273,912
VoIP	108,409	135,559
e-Business	22,298	27,766

Total	10,895,280	12,428,788

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.	NETWORK REVENUES

	2008	2009

Leased lines	484,710	564,417
Satellite transponder lease	256,332	197,299

Total	741,042	761,716

Refer to Note 44 for details of related party transactions.

34.	REVENUE-SHARING ARRANGEMENTS (“RSA”) REVENUES

	2008	2009
RSA revenues	100,667	24,252
Amortization of unearned income (Note 12)	166,851	93,597

Total	267,518	117,849

35.	PERSONNEL EXPENSES

	2008	2009
Salaries and related benefits	2,200,267	2,259,819
Vacation pay, incentives and other benefits	1,871,994	1,950,357
Employees’ income tax	905,981	529,755
Net periodic pension costs (Notes 41a)	529,736	395,813
Net periodic post-retirement health care benefits costs (Note 43)	676,227	248,334
Housing	175,573	155,264
LSA and LSA termination costs (Note 42)	14,933	66,898
Other post-retirement cost (Note 41b)	62,677	61,101
Medical	6,150	6,610
Other employees’ benefits (Note 41c)	10,882	11,398
Others	36,363	56,828

Total	6,490,783	5,742,177

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
36.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2008	2009
Operations and maintenance	4,467,268	4,928,378
Radio frequency usage charges (Note 48d.v)	1,718,590	1,729,718
Concession fees and Universal Service
Cost of handset, phone, SIM and RUIM cards	578,705	843,917
Obligation (“USO”) charges	780,453	829,780
Electricity, gas and water	380,249	488,307
Leased lines and CPE	267,077	341,321
Insurance	273,540	234,158
Vehicles rental and supporting facilities	163,858	193,400
Cost of IT services	63,221	155,824
Travelling	38,911	44,376
Others	55,659	94,717

Total	8,787,531	9,883,896

Refer to Note 44 for details of related party transactions.

37.	GENERAL AND ADMINISTRATIVE EXPENSES

	2008	2009
Amortization of goodwill and other intangible assets (Note 14)	918,490	978,931
Collection expenses	446,653	519,750
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	444,979	431,384
Security and screening	196,097	177,928
Travelling	180,748	163,646
Training, education and recruitment	176,863	145,367
General and social contribution	73,485	135,136
Professional fees	77,285	94,631
Meetings	67,308	52,767
Stationery and printing	48,306	44,270
Vehicles rental	60,470	42,129
Research and development	7,188	4,354
Others	34,322	46,412

Total	2,732,194	2,836,705

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION
a.	Claim for tax refund

	2008	2009
Subsidiaries
Corporate income tax	—	448
Income tax — including interest
Article 4 (2) — Final tax	—	2
Article 23 - Withholding tax on services delivery	72,751	314
Article 26 - Withholding tax on non-resident income tax	7,934	687
Value Added Tax (“VAT”) — including interest	327,326	214,875

	408,011	216,326

b.	Prepaid taxes

	2008	2009
The Company
Corporate income tax	—	255,168

	—	255,168

Subsidiaries
Corporate income tax	85,702	570,555
VAT	48,334	14,115
Income tax Article 22- Withholding tax on goods delivery and imported	—	597
Income tax Article 23 - Services delivery	26,513	10,297

	160,549	595,564

	160,549	850,732

c.	Taxes payable

	2008	2009
The Company
Income taxes
Article 4 (2) — Final tax	—	5,740
Article 21- Individual income tax	169,344	92,998
Article 22- Withholding tax on goods delivery and imported	6,458	1,462
Article 23- Withholding tax on services delivery	19,395	6,928
Article 25- Installment of corporate income tax	5,790	5,561
Article 26- Withholding tax on non-resident income tax	6,383	1,604
Article 29- Underpayment of corporate income tax	363,741	61,597
VAT	253,360	248,668

	824,471	424,558

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
c.	Taxes payable (continued)

	2008	2009
Subsidiaries
Income taxes
Article 4 (2) — Final tax	—	20,484
Article 21- Individual income tax	36,294	24,781
Article 22- Withholding tax on goods delivery and imported	2	—
Article 23- Withholding tax on services delivery	65,496	30,712
Article 25- Installment of corporate income tax	419,190	319,430
Article 26- Withholding tax on non-resident income tax	6,862	135,718
Article 29- Underpayment of corporate income tax	(327,709)	837,047
VAT	80,675	130,091

	280,810	1,498,263

	1,105,281	1,922,821

d.	The components of income tax expense (benefit) are as follows:

	2008	2009
Current
The Company	1,470,362	862,832
Subsidiaries	3,516,696	3,734,440

	4,987,058	4,597,272

Deferred
The Company	52,968	338,584
Subsidiaries	370,352	61,021

	423,320	399,605

Benefits of deferred tax from reduction in tax rate
The Company	(167,079)	—
Subsidiaries	(421,379)	—

	(588,458)	—

	4,821,920	4,996,877

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2008	2009
Consolidated income before tax	16,937,902	17,784,472
Add back consolidation eliminations	6,019,451	6,275,835

Consolidated income before tax and eliminations	22,957,353	24,060,307
Less: income before tax of the subsidiaries	(12,681,216)	(13,552,243)

Income before tax attributable to the Company	10,276,137	10,508,064
Less: income subject to final tax	(520,951)	(536,130)

	9,755,186	9,971,934

Tax calculated at progressive rates	2,926,538	2,293,545
Non-taxable income	(1,806,578)	(1,439,283)
Non-deductible expenses	330,884	234,326
Deferred tax liabilities (assets) that cannot be utilized — net	10,029	59,851
Effect on the Company’s deferred tax liabilities of reduction in tax rate — net	(167,079)	—

Corporate income tax expense	1,293,794	1,148,439
Final income tax expense	62,457	52,977

Total income tax expense of the Company	1,356,251	1,201,416
Income tax expense of the subsidiaries	3,887,048	3,795,461
Effect on subsidiaries’ deferred tax liabilities of reduction in tax rate — net	(421,379)	—

Total consolidated income tax expense	4,821,920	4,996,877

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the nine months period ended September 30, 2008 and 2009, are as follows:

	2008	2009
Income before tax attributable to the Company	10,276,137	10,508,064
Less: income subject to final tax	(520,951)	(536,130)

	9,755,186	9,971,934

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
e.	(continued)

	2008	2009
Temporary differences:
Amortization of intangible assets	724,555	752,380
Depreciation of property, plant and equipment	343,288	(133,953)
Allowance for doubtful accounts	361,521	299,528
Accrued employees’ benefits	(288,081)	(800,615)
Depreciation of property, plant and equipment under RSA	81,507	61,612
Finance leases	(1,477)	(15,358)
Allowance for inventory obsolescence	7,668	8,834
Amortization of land rights	(2,827)	(3,034)
Gain on sale of property, plant and equipment	(7,282)	(10,491)
Amortization of unearned income on RSA	(143,306)	(83,637)
Trade receivable written-off	(247,796)	—
Net periodic pension and other post-retirement benefits costs	(260,345)	(318,244)
Payments of deferred consideration for business combinations	(661,956)	(880,162)
Foreign exchange (gain) loss on deferred consideration for business combinations	(32,089)	(132,328)
Other provisions	(16,508)	43,583

Total temporary differences	(143,128)	(1,211,885)

Permanent differences:
Net periodic post-retirement health care benefits costs	668,432	248,334
Amortization of goodwill	180	—
Amortization of discounts on promissory notes	8,753	520
Equity in net income of associates and subsidiaries	(6,021,928)	(6,257,754)
Others	425,580	769,956

Total permanent differences	(4,918,983)	(5,238,944)

Taxable income	4,693,075	3,521,105

Current corporate income tax expense	1,407,905	809,855
Final income tax expense	62,457	52,977

Total current income tax expense of the Company	1,470,362	862,832
Current income tax expense of the subsidiaries	3,516,696	3,734,440

Total current income tax expense	4,987,058	4,597,272

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
f.	Tax assessment
(i)	Company

In 2006, the Company received an underpayment tax assessment letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp.4,363 million. The underpayment was paid in August 2006.

(ii)	Telkomsel

In 2007, Telkomsel was assessed by the Tax Authorities for underpayments of withholding taxes, VAT and corporate income tax including penalty covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection for underpayment of withholding taxes and VAT including a penalty totaling Rp.408 billion. The difference between the assessed and objected amounts of Rp.70 billion was charged to the 2007 consolidated statements of income.

Subsequently, on December 31, 2008, the Tax Authorities accepted Rp.141 billion of the objection. Telkomsel recognized such amount and interest of Rp.39 billion as claims for tax refund as of December 31, 2008. On February 23, 2009, Telkomsel filed an appeal to the Tax Court for the rejected objection on VAT of Rp.215 billion. Telkomsel believes that such amount will be refundable, hence, it was recognized as a claim for tax refund as of December 31, 2008. The remainder of the rejected amount of Rp.52 billion was charged to the 2008 consolidated statements of income. The Tax Authorities might raise similar issues for transactions that occurred in subsequent fiscal years.

On October 2, 2007, Telkomsel filed an appeal to the Tax Court for the Tax Authorities’ rejection over the Telkomsel’s objection on SKPKB of withholding taxes article 23 and 26 for the fiscal year 2002 of Rp.21 billion. The amount of Rp.21 billion which was previously recorded as claims for tax refund was charged to the 2007 consolidated statement of income.

Based on the Tax Court’s decision in December 2008, Telkomsel’s appeal has been accepted and an amount of Rp.115 billion with an interest of Rp.52 billion, net of underpayments of various taxes, was received in February 2009.

On February 25, 2009, Tax Authorities filed a judicial review in Indonesian SC, on the Tax Court’s decision to accept Telkomsel’s appeal for a refund of Rp.115 billion. Telkomsel believes that the decision has properly been made. Accordingly, on April 3, 2009, Telkomsel filed a contra appeal to the SC. As of the issuance date of the consolidated financial statements, no decision has been reached on the judicial review.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)
		credited to the
		consolidated		Effect of
	December 31,	to statements	Acquisitions	reduction in	September 30,
	2007	of income	of Sigma	tax rate	2008*)
The Company
Deferred tax assets:
Deferred consideration for business combinations	1,010,035	(208,213)	—	(94,293)	707,529
Allowance for doubtful accounts	306,329	33,999	—	(45,327)	295,001
Net periodic pension and other post-retirement benefits costs	375,994	(69,720)	—	(43,996)	262,278
Accrued expenses	76,686	(27,737)	—	(9,306)	39,643
Accrued for employees’ benefits	172,071	(86,424)	—	(13,320)	72,327
Finance leases	40,057	(4,590)	—	(2,528)	32,939
Allowance for inventory obsolescence	15,891	2,283	—	(2,740)	15,434

Total deferred tax assets	1,997,063	(360,402)	—	(211,510)	1,425,151

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,848,201)	132,767	—	291,986	(1,423,448)
Land rights	(4,592)	(849)	—	786	(4,655)
RSA	(59,859)	(10,391)	—	10,419	(59,831)
Intangible assets	(909,005)	185,907	—	75,398	(647,700)

Total deferred tax liabilities	(2,821,657)	307,434	—	378,589	(2,135,634)

Deferred tax liabilities of the Company — net	(824,594)	(52,968)	—	167,079	(710,483)
Deferred tax liabilities of the subsidiaries — net	(2,209,506)	(370,352)	(54,636)	421,379	(2,213,115)

Total deferred tax liabilities — net	(3,034,100)	(423,320)	(54,636)	588,458	(2,923,598)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	September 30,
	2008	of income	2009
The Company
Deferred tax assets:
Deferred consideration for business combinations	698,048	(283,497)	414,551
Allowance for doubtful accounts	259,195	95,784	354,979
Net periodic pension and other post-retirement benefits costs	275,741	(89,110)	186,631
Accrued expenses	31,877	7,755	39,632
Early termination expenses	220,698	(220,698)	—
Accrued for employees’ benefits	93,035	(3,475)	89,560
Finance leases	22,034	(4,300)	17,734
Allowance for inventory obsolescence	16,201	2,436	18,637

Total deferred tax assets	1,616,829	(495,105)	1,121,724

*)	As restated (Note 53)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	September 30,
	2008	of income	2009
Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,570,559)	(87,451)	(1,658,010)
Land rights	(4,922)	(848)	(5,770)
RSA	(57,869)	(6,168)	(64,037)
Intangible assets	(573,918)	250,988	(322,930)

Total deferred tax liabilities	(2,207,268)	156,521	(2,050,747)

Deferred tax liabilities of the Company — net	(590,439)	(338,584)	(929,023)
Deferred tax liabilities of the subsidiaries — net	(2,314,434)	(61,021)	(2,375,455)

Total deferred tax liabilities — net	(2,904,873)	(399,605)	(3,304,478)

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than that estimates.

Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the Tax Authorities, hence, it was reversed with a corresponding deduction to the deferred tax liability. The rejection of recalculation resulted to a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of prepaid taxes.

h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax return on the basis of self assessment. The Directorate General of Tax (“DGT”) may assess or amend taxes within ten years of the time the tax becomes due, or until end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates range from 10% to 30%), and 25% in 2010. As of December 31, 2008, the Company and its subsidiaries measured the effect of the enacted tax rate of 28% and 25% in calculating its deferred tax assets and liabilities depending on the timing of realization of its estimates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	TAXATION (continued)
h.	Administration (continued)

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applies for qualifying companies listed and traded its stock in the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks in IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of 6 months in 1 tax year. Therefore, the calculation of income tax expenses and liabilities for the financial reporting period of September 30, 2009 purposes, the Company uses tax rate after considering the decrease in tax rates. For fiscal year 2008, the Company has met all of the required criteria, thereby the Company is entitled the tax rate reduction incentive and it has been implemented for the calculation of corporate income tax.

The Company has been audited by the Tax Office up to the fiscal year of 2004, excluding fiscal year 2003, Telkomsel up to fiscal year 2005 excluding fiscal year 2003, GSD up to fiscal year 2002 and 2007, and Infomedia up to fiscal year 2003. Currently, Telkomsel is being audited by the Tax Office for the fiscal year 2006 and 2008 and DMT for fiscal year 2008.

In 2008, Tax Authorities issued a sunset policy program in form of an opportunity to the tax payer to make revision in the prior years underpaid Annual Tax Returns Form (“Surat Pemberitahuan Tahunan” or “SPT Tahunan”), which will be granted for free tax administration sanction and will be no assessment in the related fiscal year, unless the Tax Authorities find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal years 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007 and 2008, unless if the Company files overpaid SPT Tahunan then tax assessment will be performed.
39.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 19,774,345,563 and 19,669,424,780 for the nine months period ended September 30, 2008 and 2009, respectively.

Basic earnings per share amounting to Rp.451.08 and Rp.472.84 for the nine months period ended September 30, 2008 and 2009, respectively.

The Company does not have potentially dilutive ordinary shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 41 dated June 20, 2008 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2007 amounting to Rp.7,071,360 million or Rp.357.87 per share (of which Rp.965,398 million or Rp.48.45 per share was distributed as interim cash dividend in November 2007), the distribution of special cash dividends amounting to Rp.1,928,553 million and the appropriation of Rp.3,857,106 million for general reserves.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 215 dated June 12, 2009 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2008 amounting to Rp.5,840,708 million or Rp.296.94 per share and the appropriation of Rp.4,778,761 million for general reserves.
41.	PENSION AND OTHER POST-RETIREMENT BENEFITS

	2008	2009
Accrued pension and other post-retirement benefits costs
Pension
The Company	842,662	441,605
Telkomsel	69,951	99,951

Accrued pension costs	912,613	541,556
Other post-retirement benefits	235,044	246,198
Obligation under Labor Law	65,765	67,007

Accrued pension and other post-retirement benefits costs	1,213,422	854,761

Prepaid pension benefits costs	697	782

Net periodic pension costs
The Company	483,213	354,787
Telkomsel	46,514	41,021
Infomedia	9	5

Net periodic pension costs (Note 35)	529,736	395,813

Other post-retirement cost (Note 35)	62,677	61,101

Other employees’ benefits (Note 35)	10,882	11,398

a.	Pension
1.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s and subsidiaries’ contributions to the pension fund for the nine months period ended September 30, 2008 and 2009 amounted to Rp.666,201 million and Rp.666,796 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.2,144 million and Rp.2,847 million for the nine months period ended September 30, 2008 and 2009, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of September 30, 2008 and 2009, for its defined benefit pension plan:

	2008	2009
Change in projected benefits obligation
Projected benefits obligation at beginning of year	10,727,812	9,516,975
Service costs	211,601	168,554
Interest costs	807,727	836,680
Plan participants’ contributions	33,378	33,503
Actuarial (gains) losses	585,519	(1,626,201)
Expected benefits paid	(331,198)	(330,799)

Projected benefits obligation at end of period	12,034,839	8,598,712

Change in plan assets
Fair value of plan assets at beginning of year	9,034,392	8,713,418
Expected return on plan assets	698,126	773,122
Employer’s contributions	666,201	666,796
Plan participants’ contributions	33,378	33,503
Actuarial loss (gains)	(1,444,003)	1,437,693
Expected benefits paid	(308,856)	(303,923)

Fair value of plan assets at end of period	8,679,238	11,320,609

Funded status	(3,355,601)	2,721,897
Unrecognized prior service costs	1,490,096	1,331,729
Unrecognized net actuarial (gain) loss	1,022,843	(4,495,231)

Accrued pension benefit cost	(842,662)	(441,605)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016.

The actual return on plan assets was Rp.681,493 and Rp.2,296,785 million for the nine months period ended September 30, 2008 and 2009.

The movement of the accrued pension benefits costs during the nine months period ended September 30, 2008 and 2009, is as follows:

	2008	2009
Accrued pension benefits costs at beginning of year	1,054,097	775,657
Net periodic pension cost less amounts charged to KSO Units and subsidiaries	483,213	354,787
Amount charged to KSO Units and subsidiaries under contractual agreements	—	773
Employer’s contributions	(666,201)	(666,796)
Benefits paid by the Company	(28,447)	(22,816)

Accrued pension benefits costs at end of period	842,662	441,605

As of September 30, 2009, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of September 30, 2008 and 2009, plan assets included Series B shares issued by the Company with fair value totaling Rp.257,892 million and Rp.316.334 million, respectively, represents 3.10% and 2.79% of total assets of Dapen as of September 30, 2008 and 2009, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 41b) was performed based on the measurement date as of December 31, 2007 and 2008, with reports dated March 31, 2008 and March 31, 2009, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Watson Wyatt Worldwide (“WWW”). The principal actuarial assumptions used by the independent actuary as of December 31, 2007 and 2008, are as follows:

	2007	2008
Discount rate	10.25%	12%
Expected long-term return on plan assets	10%	11.5%
Rate of compensation increases	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

The components of net periodic pension costs are as follows:

	2008	2009
Service costs	211,601	168,554
Interest costs	807,727	836,680
Expected return on plan assets	(698,126)	(773,122)
Amortization of prior service costs	165,991	165,991
Recognized actuarial gain	(3,980)	(42,543)

Net periodic pension costs	483,213	355,560
Amount charged to KSO Units and subsidiaries under contractual agreements	—	(773)

Total net periodic pension costs less amounts charged to KSO Units and subsidiaries (Note 35)	483,213	354,787

2.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp.40,634 million and Rp.33,498 million for the nine months period ended September 30, 2008 and 2009, respectively.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of September 30, 2008 and 2009:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel (continued)

	2008	2009
Projected benefits obligation	(342,250)	(335,348)
Fair value of plan assets	148,114	162,588

Unfunded status	(194,136)	(172,760)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	(798)	(735)
Unrecognized net actuarial losses	123,288	72,027
Unrecognized net obligation at the date of initial application of PSAK 24	1,695	1,517

Accrued pension benefits costs	(69,951)	(99,951)

The components of the net periodic pension costs are as follows:

	2008	2009
Service costs	27,971	25,461
Interest costs	22,930	25,563
Expected return on plan assets	(8,450)	(11,592)
Amortization of past service costs	(47)	(47)
Recognized actuarial losses	3,977	1,503
Amortization of net obligation at the date of initial application of PSAK 24	133	133

Net periodic pension costs (Note 35)	46,514	41,021

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2007 and 2008, with reports dated March 25, 2008 and February 12, 2009, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2007 and 2008 for each of the year, are as follows:

	2007	2008
Discount rate	10.5%	12%
Expected long-term return on plan assets	10.5%	12%
Rate of compensation increases	8%	9%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
3.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of September 30, 2008 and 2009, are as follows:

	2008	2009
Projected benefits obligation	(6,307)	(5,922)
Fair value of plan assets	7,004	6,704

Funded status	697	782

Prepaid pension benefits costs	697	782

The net periodic pension costs of Infomedia amounted to Rp.9 million and Rp.5 million for the nine months period ended September 30, 2008 and 2009, respectively (Note 35).
b.	Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”). In 2006, these benefits presented as part of LSA.

The movement of the other post-retirement benefits for the nine months period ended September 30, 2008 and 2009, are as follows:

	2008	2009
Accrued other post-retirement benefits costs at beginning of year	195,061	210,345
Other post-retirement benefits costs	62,677	61,101
Other post-retirement benefits paid	(22,694)	(25,248)

Total accrued other post-retirement benefits costs at end of period after early retirement benefits	235,044	246,198

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
b.	Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for the nine months period ended September 30, 2008 and 2009, are as follows:

	2008	2009
Service costs	16,969	16,297
Interest costs	31,450	34,619
Amortization of past service costs	5,120	5,120
Recognized actuarial losses	9,138	5,065

Total net periodic other post-retirement benefits costs (Note 35)	62,677	61,101

c.	Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefits, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of September 30, 2008 and 2009 amounted to Rp.65,765 million and Rp.67,007 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.10,882 million and Rp.11,398 million for the nine months period ended September 30, 2008 and 2009, respectively (Note 35).
42.	LONG SERVICE AWARDS (“LSA”)
Telkomsel

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL (Note 48d.i). LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.83,630 million and Rp.165,431 million as of September 30, 2008 and 2009, respectively (Note 44). The related benefits cost charged to expense amounted to Rp.14,933 million and Rp.66,898 million for the nine months period ended September 30, 2008 and 2009, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of September 30, 2008 and 2009:

	2008	2009
Change in projected benefits obligation
Projected benefits obligation at beginning of year	8,925,612	5,855,224
Service costs	107,986	54,005
Interest costs	677,624	515,075
Actuarial (gains) loss	1,052,567	(2,921,904)
Expected post-retirement health care paid	(166,496)	(198,252)

Projected benefits obligation at end of period	10,597,293	3,304,148

Change in plan assets
Fair value of plan assets at beginning of year	3,376,172	4,018,693
Expected return on plan assets	257,525	307,784
Employer’s contributions	800,000	800,350
Actuarial losses (gains)	(393,073)	614,061
Expected post-retirement health care paid	(166,496)	(198,252)

Fair value of plan assets at end of period	3,874,128	5,542,636

Funded status	(6,723,165)	2,238,488
Unrecognized net actuarial (gains) losses	4,078,015	(4,257,542)

Accrued post-retirement health care benefits costs	(2,645,150)	(2,019,054)

The actual return on plan assets was Rp.169,143 million and Rp.263,890 million for the nine months period ended September 30, 2008 and 2009, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefits cost are as follows:

	2008	2009
Service costs	107,986	54,005
Interest costs	677,624	515,075
Expected return on plan assets	(257,525)	(307,784)
Recognized actuarial (gain) losses	148,142	(12,612)

Net periodic post-retirement benefits costs	676,227	248,684
Amounts charged to KSO Units and subsidiaries under contractual agreements	—	(350)

Total net periodic post-retirement health care benefits costs less amounts charged to KSO Units and subsidiaries (Note 35)	676,227	248,334

As of September 30, 2008 and 2009, plan assets included the Company’s Series B shares with total fair value of Rp.59,606 million and Rp.76,860 million, respectively.

The movements of the accrued post-retirement health care benefits costs for the nine months period ended September 30, 2008 and 2009, are as follows:

	2008	2009
Accrued post-retirement health care benefits costs at beginning of year	2,768,923	2,570,720
Net periodic post-retirement health care benefits costs less amounts charged to KSO Units and subsidiaries (Note 35)	676,227	248,334
Amounts charged to KSO Units and subsidiaries under contractual agreements	—	350
Employer’s contributions	(800,000)	(800,350)

Accrued post-retirement health care benefits costs at end of period	2,645,150	2,019,054

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2007 and 2008, with reports dated March 31, 2008 and March 31, 2009, respectively, by WWP, an independent actuary in association with WWW. The principal actuarial assumptions used by the independent actuary as of December 31, 2007 and 2008, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

	2007	2008
Discount rate	10.25%	12%
Expected long-term return on plan assets	9%	9.25%
Health care costs trend rate assumed for next year	14%	12%
Ultimate health care costs trend rate	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2011
44.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government
i.	The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.97,853 million and Rp.194,181 million for the nine months period ended September 30, 2008 and 2009, respectively. Interest expense for two-step loans represent 9.77% and 13.20% of the total interest expense for each period.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp. 446,983 million and Rp.239,410 million for the nine months period ended September 30, 2008 and 2009, respectively (Note 36), representing 1.6%, and 0.8%, respectively, of the total operating expenses for each period. Radio frequency usage charges amounted to Rp.1,718,590 million and Rp.1,729,718 million for the nine months period ended September 30, 2008 and 2009, respectively (Note 36), representing 6.3% and 5.9% of the total operating expenses for each period.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.436,000 million and recognized as intangible asset (Note 14iii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS
a.	Government
iii.	Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.333,470 million and Rp.590,370 million for the nine months period ended September 30, 2008 and 2009, respectively (Note 36), representing 1.2% and 2.0% of the total operating expenses for each period.
b.	Commissioners and Directors remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.40,249 million and Rp.39,850 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.2% and 0.1% of the total operating expenses for each period.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.99,779 million and Rp.106,370 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.4% of the total operating expenses for each period.
c.	Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On August 28, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on April to December 2008. The Company and Indosat performed evaluation for determining the IDD service charge tariff which will be effective in 2009.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 47). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.	Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii.	In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.	Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
The Company and its subsidiaries were earned net interconnection income from Indosat of Rp.13,489 million and Rp.118,375 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.03% and 0.25% of the total operating revenues for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.18,951 million and Rp.9,325 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.07% and 0.03% of the total operating expenses for each period.

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)

On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.353 million and Rp.1,118 million for the nine months period ended September 30, 2008 and 2009, respectively.

ii.	IRU Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an up-front payment of US$2.7 million (Note 13). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or “HPL”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of September 30, 2008 and 2009, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.127,271 million and Rp.111,823 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.3% and 0.2% of the total operating revenues for each period.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.15,541 million and Rp.20,158 million for the nine months period ended September 30, 2008 and 2009, respectively, representing less than 0.1% and 0.04% of total operating revenues for each period.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.25,046 million and Rp.26,576 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.1% of the total operating expenses for each period.

d.	Others

Transactions with all BUMN are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government Agencies in Indonesia which transactions are treated as that of third parties customers.

(ii)	The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and PSN for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.78,974 million and Rp.108,422 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.2% of the total operating revenues for each period.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.48,940 million and Rp.34,492 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.1% of the total operating revenues for each period.

(iv)	The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.499,079 million and Rp.145,992 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 4.2% and 1.0% of the total fixed assets purchased in each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(v)	INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI for the nine months period ended September 30, 2008 and 2009 amounted to Rp.21,422 million and Rp.54,923 million, respectively, representing 0.2% and 0.4% of the total fixed assets purchased in each period.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.99,466 million and Rp.159,780 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.4% and 0.5% of the total operating expenses for each period.

(vii)	The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.250,391 million and Rp.234,735 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.9% and 0.8% of the total operating expenses for each period.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.4,832,652 million and Rp.5,282,271 million as of September 30, 2008 and 2009, respectively, representing 5.6%and 5.5% of the total assets. Interest income recognized for the nine months period ended September 30, 2008 and 2009 amounted to Rp.193,485 million and Rp.145,266 million, representing 39.0% and 42.5% of the total interest income for each period.

(ix)	The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for the nine months period ended September 30, 2008 and 2009 amounted to Rp.424,022 million and Rp.779,671 million, respectively, representing 42.3% and 53.0% of the total interest expense for each period.

(x)	The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.299,588 million and Rp.268,027 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 1.1% and 0.9% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(xi)	The Company and its subsidiaries incurred interconnection expenses from PSN, with a total of Rp.1,717 million and Rp.112 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.004% and 0.0002% of the total operating expenses for each period.

(xii)	The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.8,410 million and Rp.3,950 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.02% and 0.01% of the total operating revenues for each period.

(xiii)	Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.108,953 million and Rp.176,775 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.4% and 0.6% of the total operating expenses for each period.

(xiv)	Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.416,148 million and Rp.441,907 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 1.5% of the total operating expenses for each period. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,575,207 million and Rp.1,633,680 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 5.7% and 3.5% of the total operating revenues for each period.

(xv)	The Company has seconded a number of its employees to related parties to assist them in operating their businesses. In addition, the Company provides to certain of its related parties, the right to use its buildings free of charge.

(xvi)	Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.33,481 million and Rp.38,248 million for the period nine months period ended September 30, 2008 and 2009, respectively; representing 0.28% and 0.38% of the total acquisition of fixed assets for each period; and for maintenance of equipment amounted to Rp.27,329 million and Rp.26,266 million for the nine months period ended September 30, 2008 and 2009, respectively, representing 0.1% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)

Presented below are balances of accounts with related parties:

	2008		2009
		% to		% to
	Amount	total assets	Amount	total assets
a. Cash and cash equivalents (Note 5)	4,495,784	5.23	4,709,070	4.95

b. Temporary investments	270,650	0.31	286,648	0.30

c. Trade receivables — net (Note 6)	393,465	0.46	751,997	0.79

d. Other receivables
State-owned banks (interest)	28,863	0.03	7,743	0.01
Patrakom	4,713	0.01	4,734	0.01
Kopegtel	3,841	0.00	3,846	0.00
Government Agencies	2,333	0.00	666	0.00
Other	354	0.00	6,902	0.01

Total	40,104	0.04	23,891	0.03

e. Prepaid expenses (Note 8)	116,378	0.14	1,938,939	2.04

f. Other current assets (Note 9)
Bank Mandiri	21,044	0.02	22,808	0.02
BNI	—	—	1,934	0.00

Total	21,044	0.02	24,742	0.02

g. Advances and other non-current assets (Note 13)
Bank Mandiri	793	0.00	119,794	0.13
BNI	721	0.00	94,833	0.10
Kisel	1,088	0.00	1,088	0.00
Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	0.00	813	0.00
BRI	—	—	347	0.00

Total	3,415	0.00	216,875	0.23

h. Escrow accounts (Note 15)	42,572	0.05	44,937	0.05

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	RELATED PARTY TRANSACTIONS (continued)

	2008		2009
		% to total		% to total
	Amount	liabilities	Amount	liabilities
i. Trade payables (Note 16)
Government Agencies	1,221,004	2.74	1,224,346	2.55
Kopegtel	72,148	0.16	67,854	0.14
Indosat	27,030	0.06	44,410	0.09
SPM	7,902	0.02	7,993	0.02
Gratika	5,538	0.01	6,315	0.01
Yakes	43,110	0.10	4,927	0.01
INTI	29,214	0.07	4,387	0.01
CSM	—	—	1,012	0.00
Patrakom	—	—	741	0.00
PSN	4,634	0.01	53	0.00
Others	105,530	0.24	117,621	0.25

Total	1,516,110	3.41	1,479,659	3.08

j. Accrued expenses (Note 17)
Employees	769,754	1.72	739,265	1.54
Government Agencies and state-owned banks	66,880	0.15	134,055	0.28
PT Jaminan Sosial Tenaga Kerja (Persero) (Jamsostek)	20,310	0.05	25,274	0.05
Jasindo	93	0.00	—	—

Total	857,037	1.92	898,594	1.87

k. Short-term bank loans (Note 19)
BSM	—	—	8,000	0.02

l. Two-step loans (Note 21)	3,905,478	8.76	3,716,255	7.75

m. Accrued pension and other post-retirement benefits (Note 41)	1,213,422	2.72	854,761	1.78

n. Accrued LSA (Note 42)	83,630	0.19	165,431	0.35

o. Accrued post-retirement health care benefits (Note 43)	2,645,150	5.93	2,019,054	4.21

p. Long-term bank loans (Note 23)
BNI	3,460,000	7.75	4,700,000	9.80
BRI	3,448,300	7.73	4,180,000	8.72
Bank Mandiri	1,210,000	2.71	3,480,000	7.26

Total	8,118,300	18.19	12,360,000	25.78

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses. Goodwill is allocated to fixed wireline segment.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2008

	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	14,738,217	2,499,110	27,104,103	308,095	44,649,525	—	44,649,525
Inter-segment operating revenues	1,268,727	(43,305)	249,870	226,338	1,701,630	(1,701,630)	—

Total segment revenues	16,006,944	2,455,805	27,353,973	534,433	46,351,155	(1,701,630)	44,649,525

External operating expenses	(12,453,853)	(1,417,757)	(13,135,480)	(463,767)	(27,470,857)	—	(27,470,857)
Inter-segment operating expenses	(289,035)	—	(1,532,158)	(18,112)	(1,839,305)	1,839,305	—

Segment expenses	(12,742,888)	(1,417,757)	(14,667,638)	(481,879)	(29,310,162)	1,839,305	(27,470,857)

Segment results	3,264,056	1,038,048	12,686,335	52,554	17,040,993	137,675	17,178,668

Interest expense							(1,001,438)
Interest income							495,233
Loss on foreign exchange — net							(63,806)
Other income — net							326,769
Income tax expense							(4,821,920)
Equity in net income of associated companies							2,476

Income before minority interest							12,115,982
Unallocated minority interest							(3,196,094)

Net income							8,919,888

Other information
Segment assets	31,051,259	7,604,161	51,348,672	682,193	90,686,285	(4,799,187)	85,887,098
Investments in associates	121,200	—	20,359	—	141,559	—	141,559

Total consolidated assets							86,028,657

Total consolidated liabilities	(20,724,447)	(1,644,512)	(26,732,140)	(303,553)	(49,404,652)	4,799,186	(44,605,466)

Capital expenditures	(2,196,525)	(767,838)	(10,603,409)	(44,701)	(13,612,473)	—	(13,612,473)

Depreciation and amortization	(2,608,950)	(289,827)	(4,974,782)	(40,614)	(7,914,173)	15,995	(7,898,178)

Amortization of goodwill and other intangible assets	(883,454)	—	(35,036)	—	(918,490)	—	(918,490)

Other non-cash expenses	(404,828)	—	(40,150)	(899)	(445,877)	—	(445,877)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	SEGMENT INFORMATION (continued)

	2009
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	14,243,868	2,346,120	30,216,355	308,047	47,114,390	—	47,114,390
Inter-segment operating revenues	1,855,064	58,067	92,351	235,582	2,241,064	(2,241,064)	—

Total segment revenues	16,098,932	2,404,187	30,308,706	543,629	49,355,454	(2,241,064)	47,114,390

External operating expenses	(13,494,184)	(1,726,247)	(13,405,831)	(533,837)	(29,160,099)	—	(29,160,099)
Inter-segment operating expenses	518,391	—	(2,917,880)	(25,837)	(2,425,326)	2,425,326	—

Segment expenses	(12,975,793)	(1,726,247)	(16,323,711)	(559,674)	(31,585,425)	2,425,326	(29,160,099)

Segment results	3,123,139	677,940	13,984,995	(16,045)	17,770,029	184,262	17,954,291

Interest expense							(1,471,769)
Interest income							341,785
Gain on foreign exchange — net							774,784
Other income — net							206,701
Income tax expense							(4,996,877)
Equity in net income of associated companies							(21,320)

Income before minority interest							12,787,595
Unallocated minority interest							(3,487,133)

Net income							9,300,462
Other information
Segment assets	34,794,875	5,195,289	57,525,303	693,460	98,208,927	(3,139,318)	95,069,609
Investments in associates	125,964	—	20,359	—	146,323	—	146,323

Total consolidated assets							95,215,932

Total consolidated liabilities	(19,320,743)	(1,668,367)	(29,835,091)	(257,382)	(51,081,583)	3,138,319	(47,943,264)

Capital expenditures	(2,687,201)	(831,174)	(8,895,783)	(25,931)	(12,440,089)	—	(12,440,089)

Depreciation and amortization	(2,605,839)	(453,126)	(6,116,006)	(41,795)	(9,216,766)	—	(9,216,766)

Amortization of goodwill and other intangible assets	(934,505)	(1,885)	(42,495)	(46)	(978,931)	—	(978,931)

Other non-cash expenses	(353,410)	—	(75,091)	(2,883)	(431,384)	—	(431,384)

46.	REVENUE-SHARING ARRANGEMENTS (“RSA”)
The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of September 30, 2009, the Company has 32 RSA with 27 investors. The RSA are located mainly in Pekanbaru, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 50 to 172 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RSA
Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.52,706 million and Rp.67,107 million as of September 30, 2008 and 2009, respectively (Note 12).

The investors’ share of revenues amounted to Rp.249,210 million and Rp.113,574 million for the nine months period ended September 30, 2008 and 2009, respectively.
47.	TELECOMMUNICATIONS SERVICES TARIFFS
Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.
a.	Fixed line telephone tariffs
The Government has issued new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone service which is connected through fixed line network consists of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee
Based on the Decree, the Company adjusted the tariffs effective August 1, 2008 as follows:
•	Local charges decreased by range from 2.5% to increase by 8.9%, depending on service usage and customer’s segment

•	SLJJ charges decreased by an average range from 36.9% to increased by an average of 13.7%, depending on service usage and customer’s segment

•	SMS charges decreased by an average range from 42.8% to 49.7%, depending on service usage and customer’s segment
b.	Mobile cellular telephone tariffs
Under Decree No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the MoCI the cellular tariffs consist of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs (continued)
The tariffs are determined based on certain formula with a “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee) while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariff for a dominant operator has to be approved by the Government. A dominant operator is an operator that has operating revenues equal to or more than 25% of total Industry revenue for a certain segment.

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:
•	Basic services tariff

•	Roaming tariff

•	Multimedia tariff,
with the following structure:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.
The tariffs are determined based on certain formula consisting of:
•	Network element cost;

•	Retail service activity cost plus margin.
The network element cost is determined using Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.
c.	Interconnection tariffs
The MoC issued Decree No. 32/2004, dated March 11, 2004 stated that cost-based interconnection fees shall be applicable beginning January 1, 2005, of which subsequently postponed until January 1, 2007 based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006 dated February 8, 2006. On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008, valid for one year period, about Agreement to RIO of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
(a)	Fixed line
1.	Local termination from local fixed line service tariff is Rp.73/minute.

2.	Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

3.	Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

4.	Long distance termination from domestic fixed line service tariff is Rp.560/minute.

5.	Local termination from cellular mobile network service tariff is Rp.203/minute.

6.	Local termination from satellite mobile network service tariff is Rp.204/minute.

7.	Long distance termination from cellular mobile network service tariff is Rp.626/minute.

8.	Long distance termination from satellite mobile network service tariff is Rp.613/minute.

9.	Domestic termination from international network service tariff is Rp.612/minute.

10.	International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

11.	Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute

12.	Local transit service tariff is Rp.69/minute.

13.	Long distance transit service tariff is Rp.295/minute.

14.	International transit service tariff is Rp.316/minute.
(b)	Cellular
1.	Local termination from fixed line service tariff is Rp.261/minute.

2.	Long distance termination from fixed line service tariff is Rp.380/minute.

3.	Local termination from cellular mobile network service tariff is Rp.261/minute.

4.	Long distance termination from cellular mobile network service tariff is Rp.493/minute.

5.	Local termination from satellite network service tariff is Rp.261/minute.

6.	Long distance termination from satellite network service tariff is Rp.501/minute.

7.	Local termination from SLJJ service provider tariff is Rp.261/minute.

8.	Long distance termination from SLJJ service provider tariff is Rp.380/minute.

9.	International termination from IDD service provider tariff is Rp.498/minute.

10.	Local origination to SLJJ service provider tariff is Rp.261/minute.

11.	Long distance origination to SLJJ service provider tariff is Rp.380/minute.

12.	International origination to IDD service provider tariff is Rp.498/minute.
As of the issuance date of the consolidated financial statements, the RIO is still in renewal process.

Based on Decree No. 14/PER/M.KOMINFO/02/2009 dated February 25, 2009 of the Ministry of Communication and Information Technology, interconnection among operators is settled through telecommunication traffic clearing process. The clearing function is undertaken collectively by operators under supervision of Indonesian Telecommunication Regulatory Body.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing process. PJN is appointed to conduct voice interconnect clearing process with the following conditions:
•	Tariff is Rp.0.4 each of call data record,

•	To support the process, PJN should provide SKTT within 6 months.
The agreement is valid for ten years, extendable based on agreement by both parties or may be terminated prior to such period, subject to amongst other, PJN’s ability to:
•	Provide the system within the above-mentioned period,

•	Change its Articles of Association in compliance with Corporate Law No. 40/2007, within one month.
As of the date of this report, the operation of voice interconnect clearing by PJN is still under preparation
d.	VoIP interconnection tariff
Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.
e.	Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. The minimum tariff for activation fee is Rp.2,400,000. The tariff for monthly usage for local (under 25 km) vary starting from Rp.1,750,000 up to Rp.88,650,000, depending on the speed and the tariff for monthly usage for long distance (over 25 km) starting from Rp.5,600,000 up to Rp.3,893,100,000 depending on the speed.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
f.	Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.

g.	Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services. On April 1, 2009, the Company reduced its internet tariff by an average of 20% depending on subscription packages.

h.	USO

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% gross revenues, net of bad debts and/or interconnection charges and/or connection charges. On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trilion, covering all Indonesian territory except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2,390 MHz-2,400 MHz.

On February 18, 2009 and March 16, 2009, based on Decrees No. 62/KEP/M.KOMINFO/02/09 dated February 18, 2009 and No. 88/KEP/M.KOMINFO/03/2009 dated March 16, 2009 of the Ministry of Communication and Information Technology, the Ministry granted Telkomsel principle licenses to operate fixed-line network under USO program which provision is subject to an operation acceptance test within six months. The license is extendable for three months based upon evaluation of the DGPT. Telkomsel has obtained the acceptance certificates for package 1, 3 and 6. The operation acceptance tests for package 2 and 7 have not been completed, accordingly, the principle licenses are extended for the next three months.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 which was amended by MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS
a.	Capital expenditures

As of September 30, 2009, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	3,908,738
U.S. Dollars	639	6,184,118
Euro	11	159,285

Total		10,252,141

The above balance includes the following significant agreements:
(i)	Company

Outstanding
purchase
commitment as of
Contracting		Significant provisions of		September 30,
parties	Date of agreement	the agreement	Total contract value	2009
Company and ZTE Consortium	September 16, 2005	Procurement and installation agreement for Speedy Access Batch 1 in Divre II	US$5.05 million and Rp.314,149 million	US$0.08 million and Rp.115,077 million

Company and Huawei		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	January 6, 2006	a. Divre I (Sumatra) and IV (Central Java and Daerah Istimewa Yogyakarta)	US$58.9 million and Rp.249,840 million	US$21.7 million and Rp.81,069 million

	December 8, 2006	b. Divre II (Jakarta)	US$42.7 million and Rp.210,049 million	US$9.4 million and Rp.54,615 million

	December 8, 2006	c. Divre III (West Java and Banten)	US$20.4 million and Rp.113,262 million	US$3.4 million and Rp.25,234 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase commitment
Contracting	Date of	Significant provisions of		as of September 30,
parties	agreement	the agreement	Total contract value	2009
Company and Samsung Consortium		Procurement and installation agreements for NSS, BSS and PDN FWA CDMA System Expansion Project in:

	October 13, 2006	a. Divre V (East Java)	US$90.5 million and Rp.159,237 million	US$20.6 million and Rp.34,916 million

	July 10, 2007	b. Divre VII (Bali-Nusa Tenggara	US$6.5 million and Rp.18,578 million	US$2.4 million and Rp.3,920 million

Company and ZTE Consortium		Procurement and installation agreement for Expansion of NSS, BSS and PDN System in:

	November 28, 2006	a. Divre VI (Kalimantan)	US$21.7 million and Rp.57,168 million	US$10.2 million and Rp.40,844 million

	July 10, 2007	b. Divre VII (Sulawesi, Maluku and Papua)	US$16.7 million and Rp.26,018 million	US$3.5 million and Rp.12,126 million

Company and Huawei	September 28, 2007	a. Procurement and installation agreement for Speedy Access Batch 2	US$24.4 million and Rp.123,463 million	US$0.7 million and Rp.38,349 million

	September 28, 2007	b. Procurement and installation agreement for Speedy Access Batch 3	US$19.2 million and Rp.131,028 million	US$0,45 million and Rp.46,891 million

Company and PT Datacomm Diangraha	November 28, 2007	a. Procurement and installation agreement Metro Ethernet Batch 2	Rp.238.454 million Rp.185,872 million	Rp.54,222 million Rp.48,016 million
	March 31, 2007	b. Procurement and installation agreement Metro Ethernet Batch 4

Company and PT ZTE Indonesia (“ZTE”)	December 18, 2007	Procurement and installation agreement for Speedy Divre VII (Sulawesi, Maluku and Papua)	Rp.103,741 million	Rp.31,532 million

Company and Huawei	March 31, 2008	Procurement and installation agreement for Metro Ethernet Batch 3 in Divre V	Rp.80,320 million	Rp.23,197 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase commitment
Contracting	Date of	Significant provisions of		as of September 30,
parties	agreement	the agreement	Total contract value	2009
Company and Era Bangun Jaya	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 3 Divre II	Rp.103,774 million	Rp39,672 million

Company and Telekomindo Primakarya	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 4 Divre III	Rp.73,527 million	Rp.16,404 million

Company and PT Horison Komunikasi	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 6 Divre V	Rp.61,666 million	Rp.46,122 million

Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.112,568 million	Rp.34,058 million

Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.156,844 million	Rp.78,921 million

Company and PT Telekomindo Primakarya	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 11 Netre Sumbagsel	Rp.119,326 million	Rp.30,611 million

Company and PT Brimbun Raya Indah (“Brimbun”)	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic Batch 12 Netre Jakarta and West Java	Rp.134,314 million	Rp.40,854 million

Company and INTI	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 13 Netre Central Java and East Java	Rp.70,010 million	Rp.4,136 million

Company and PT Nokia Siemens Networks	June 30, 2008	Procurement and installation agreement for Expansion of Capacity and Implementation of Full Redundancy IP CORE 2008	Rp.116,545 million	Rp.28,989 million

Company and PT Sansaine Exindo	October 15, 2008	Procurement agreement for TENOSS Batch 4 FWN Domain	Rp.97,248 million	Rp.25,170 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		September 30,
parties	agreement	the agreement	Total contract value	2009
Company and PT Datacraft Indonesia	December 4, 2008	Procurement and installation agreement for Tera Router 2008 in Divre I, Divre II and Divre V	Rp.94,815 million	Rp.5,448 million

Company and PT Nokia Siemens Networks	December 5, 2008	Procurement and installation agreement for Softswitch and modernization of MSAN Divre V and trial location of Bali and Timika	Rp.71,926 million	Rp.70,241 million

Company and NSW - Fujitsu Consortium	December 30, 2008	Procurement and installation agreement for Capacity Ring JaKa2LaDeMa Project	US$115.4 million	US$105.4 million

Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite	US$179.4 million	US$169.9 million

Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement	US$18.5 million	US$13.3 million

Company and Sansaine Huawei Consortium	May 27, 2009	a. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3	US$2.98 million and Rp.57,507 million	US$2.98 million and Rp.57,507 million

	June 15, 2009	b. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1	US$3.0 million and Rp.40,497 million	US$3.0 million and Rp.40,497 million

Company and ZTE	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2	US$4.7 million and Rp.33,953 million	US$4.2 million and Rp.29,096 million

Company and PT Aldomaru	June 11, 2009	Procurement agreement Roll Out Infusion PL 2009	Rp.53,750 million	Rp.28,891 million

Company and Sansaine Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III, and Divre IV	US$6.5 million and Rp.8,413 million	US$6.5 million and Rp.8,413 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
		Significant		commitment as of
Contracting	Date of	provisions of the		September 30,
parties	agreement	agreement	Total contract value	2009
Company and PT Uangel Indonesia	August 14, 2009	Procurement and installation agreement for Wireless Intelligent Network (WIN) Expantion Jakarta and Surabaya 2009	Rp.85,516 million	Rp.85,516 million
(ii)	Telkomsel

The Telkomsel’s agreements with Motorola, Inc. and PT Motorola Indonesia, Ericsson AB and Ericsson Indonesia, Nokia Corporation and PT Nokia Network (“Nokia Network”) and Siemens AG since August 2004, relate to the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain list of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the rollout period upon the issue of PO.

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet the requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and maintenance of Telkomsel’s Switching Sub System (“SSS”) and BSS that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly reviews.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:
•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and

•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list (Note 11d.v).
Subsequently, on April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:
•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three years period.
For the purpose of providing telecommunication services with 3G, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia, and Siemens Networks GmbH & Co. KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, providing that the suppliers are able to meet the requirements set out in each PO. Based on letters from Telkomsel, the Managed Operation Agreements with those companies were terminated as of March 31, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

On April 17, 2008, Telkomsel, Ericsson Indonesia, PT Nokia Siemens Networks also entered into Technical Service Agreements for technical support of Combined 2G and 3G CS Core Network. The agreements commence:
•	in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•	in all other respects, on the Effective Date;
and continues until the later of:
•	the date which is three years after the Effective Date; and

•	the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 years period.
In July and August 2008, Telkomsel entered into 2G BSS and 3G UTRAN Network Trial Agreements (NTA) with PT Alcatel-Lucent Indonesia, ZTE and PT Huawei Tech Investment (“Huawei Tech”) (“Trial Participants”). Subsequently, in September 2008, the agreements with ZTE and Huawei Tech were amended. Such agreements contain, among others:
•	The provision by Trial Participants of the design, supply, delivery, installation, integration and commissioning of 2G GSM BSS and 3G UMTS radio access network and technical support for such subsystem and networks on a trial basis;

•	At Telkomsel’s election, the Trial Participants must transfer ownership to Telkomsel of those 2G GSM BSS and 3G UMTS radio access networks .
On March and June 2009, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Indonesia, Nokia Siemens Network Oy, Huawei Internstional Pte.Ltd., PT Huawei Tech Investment and ZTE entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

During the terms, the vendors (excluding Huawei International Pte. Ltd. and PT Huawei Tech Investment) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million, provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007 (Note 11d.v).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
b.	Borrowings and other credit facilities
(i)	Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire in July 31, 2010. Under these facilities, as of September 30, 2009, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$2.07 million) for a 3G performance bond (Note 48d.ii). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1.25% per annum (US$). As of September 30, 2009, 2008 and 2009, there were no outstanding loans under these facilities.

(ii)	Telkomsel has not provided any collateral for its bank borrowings, or other credit facilities, except time deposits (Notes 9 and 47h). The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facilities. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.
c.	Derivative instruments

Telkomsel is exposed to market risks, primarily changes in foreign currency exchange rates, and uses derivative instruments in connection with its risk management activities. Telkomsel entered into derivative transactions for the purpose of hedging and not for trading purposes. None of the derivative transactions entered into by Telkomsel during 2008 met the PSAK No. 55 criteria for hedge accounting. Therefore, changes in the fair values of the derivative financial instruments were recognized in the consolidated result of operations.

Telkomsel purchases equipment from several countries and, as a result, is exposed to fluctuation in foreign currency exchange rates. In September 2008, Telkomsel entered into forward foreign exchange contracts with DB to protect against foreign exchange risk relating to its foreign currency denominated purchases. The primary purpose of Telkomsel’s foreign currency hedging activities is to protect against the volatility associated with foreign currency purchases of equipment and other assets in the normal course of business.

The notional amounts of Telkomsel’s foreign exchange forwards entered into in September 2008 are US$24 million and Euro15 million.

The contract will be realized on October 24, 2008 and November 24, 2008 with equal proportions, respectively.

The payable arising from the difference between the contract rates and the rates prevailing as of September 30, 2008, amounted to Rp.2,968 million has been presented as part of accrued liabilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
d.	Others
(i)	Employee benefits

On May 26, 2008, Telkomsel and its Labour Union (“Serikat Pekerja Telkomsel”) signed a collective labour agreement (“Perjanjian Kerja Bersama” or “PKB”) which is valid until May 25, 2010. The agreement replaced the old agreement which expired on March 23, 2008. Based on the agreement, Telkomsel shall provide LSL to its employees (Note 42).

(ii)	3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI, as one of the successful bidders (Notes 1d and 2j), Telkomsel amongst other commitments, is required to:
1.	Pay annual BHP fee which is determined based on a certain formula over license term (10 years). The BHP for the third and fourth year were paid in March 2008 and 2009, respectively. The commitments as of September 30, 2009 arising from the BHP up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Radio Frequency Usage Tariff
Year	BI rates (%)	Index (multiplier)	Former Lisence	Additional Lisence
1	—	—	20% x HL	100% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL	100% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL	100% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL	130% x I9 x HL

Notes :
Ri	= average BI rate from previous year
Auction Price (“Harga Lelang” or HL)	= Rp.160,000 million
Index	= adjustment to the bidding price for respective period
The BHP is payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

2.	Provide roaming access for the existing 3G operators.

3.	Contribute to USO development.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
d.	Others (continued)
(ii)	3G license (continued)
4.	Construct a 3G network which covers at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
Based on MOCI’s letter No. 320/M.KOMINFO/12/2008 dated December 30, 2008, considering that Telkomsel has fulfilled its commitments, 1 block of radio frequency (2 x 5 MHz FDD) in 2.1 GHz bandwith is offered to Telkomsel with a price of Rp.160,000 million. Pursuant to that, Telkomsel has submitted its response that Telkomsel accepted the offering with a condition that such price is equally applied to the other operators. On July 16, 2009, based on the letter from the MoCI, the Government shall grant the additional spectrum in 2.1 Ghz bandwith to Telkomsel. On September 1, 2009, Telkomsel has received the additional spectrum (Note 1d.d).
(iii)	Asia-America Gateway Consortium (“AAG”)
On April 27, 2007, the Company became a member of AAG consortium, an undersea cable consortium with 19 companies, by signing a C&MA and an AAG Cable Network Supply Contract and paid US$40 million. Through the AAG Consortium, the Company will acquire 40 Gbps international bandwidth at the end of 2008 in the AAG configuration that will be laid from Malaysia to the United States. As of September 30, 2009, the Company has paid US$34.39 million (equivalent to Rp.326,164 million) and recorded as advances for the purchase of property, plant and equipment (Note 13).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	COMMITMENTS (continued)
d.	Others (continued)
(iv)	Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 15). As of September 30, 2009, the Company has paid US$0.005 million (equivalent to Rp.48 million) and recorded as advances for the purchase of property, plant and equipment (Note 13).

(v)	Radio Frequency Usage Fees

In accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations to the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 48d.ii). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered transceivers (TRXs) of the radio stations. The fees for 2009 will be determined based on 304,810 TRXs in operation as of September 30, 2009, with a fee ranging from Rp.0.035 million to Rp.17.55 million for each TRXs.

(vi)	Apple, Inc

On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to the customers using third party (PT Trikomsel OKE) and provide cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

(vi)	Operating leases

	Minimum lease payment
		Less than	1-5	More than
	Total	1 year	years	5 years
Operating leases	310,089	60,341	224,484	25,264
Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	CONTINGENCIES
a.	In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management’s estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.91,945 million as of September 30, 2009.

b.	A former Director of Human Resources and an employee of the Company were indicted under the Eradication of Criminal Act of Corruption Law in Bandung District Court relating to allegations of misuse of authority in procuring consultancy services resulting to a loss of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and gave Rp.50 million penalty. The defendants have filed and appeal to the West Java High Court, objecting to the District Court ruling. On October 3, 2007, West Java High Court found the defendants not guilty. The Attorney has filed an appeal to Indonesian Supreme Courts (“SC”) objecting to the High Court’s ruling. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

c.	On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling. On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. On November 5, 2008, the Bali High Court found the defendant guilty. On January 16, 2009, one of the defendant in Bali High Court has filed an appeal to Indonesian SC. As of the issuance date of the consolidated financial statements, no decision has been reached on both appeals.

d.	The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things:
•	Telkomsel had not been proven to violate article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:
•	Maximum 5% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.
•	Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	CONTINGENCIES (continued)
d.	(continued)

On May 9, 2008 the Court pronounced its verdict and concluded among other things:
•	Telkomsel had not been proven to violate article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease its ownership by 50% in each of those companies within twelve months from the date of the decision becoming final and legally binding at the following conditions:
•	Maximum 10% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.
•	Telkomsel was charged a penalty of Rp.15 billion,

•	The Court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.
On May 22, 2008, Telkomsel filed an appeal to SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. On May 22, 2009, Telkomsel filed a judicial review to the Supreme Court on the verdict. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.
e.	Certain subscribers of Telkomsel, Indosat and PT Excelcomindo Pratama (“Excelcomindo”) which are domiciled in Bekasi, Tangerang and other various locations, represented by the Law Firms, have filed class-action lawsuits with the Courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

On July 8, 2008, the class-action lawsuits filed in Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed.

On August 14, 2008, based on the Court’s verdict, the class—action lawsuits in Tangerang shall be consolidated with other various locations. The subscribers in other various locations objected to the decision and filed an appeal to SC. On January 21, 2009, in its verdict No. 01K/Pdt.Sus/2009, the SC approved the subscribers’ appeal, accordingly, the class action lawsuit are processed separately in respective Court.

Management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	CONTINGENCIES (continued)
f.	The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

Pursuant to the decision of KPPU dated June 17, 2008, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Management believes that there are no such cartel practices that led to breach of prevailing regulations. As of the issuance date of the consolidated financial statements, no decision has been reach on the appeal.
For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

50.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2008		2009
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets
Cash and cash equivalents
U.S. Dollars	98.87	929,660	180.67	1,746,554
Euro	41.78	574,088	33.31	471,533
Singapore Dollars	0.53	3,502	2.73	18,634
Malaysian Ringgit	—	—	0.03	96
Japanese Yen	3.15	283	0.20	22
Temporary investments
U.S. Dollars	7.13	67,192	7.53	72,702
Singapore Dollars	—	—	0.29	1,990
Japanese Yen	220.04	19,784	—	—
Trade receivables
Related parties
U.S. Dollars	0.65	6,091	2.78	26,829
Third parties
U.S. Dollars	43.42	409,211	60.74	587,047
Singapore Dollars	—	—	0.00	12
Other receivables
U.S. Dollars	0.01	84	0.37	3,589
Great Britain Pound sterling	0.01	210	0.04	597
Euro	0.01	87	0.02	220
Singapore Dollars	—	—	0.01	91
Other current assets
U.S. Dollars	4.01	37,828	0.63	6,099
Euro	0.06	874	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2008		2009
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets (continued)
Advances and other non-current assets
U.S. Dollars	21.72	204,638	2.58	24,986
Singapore Dollars	—	—	0.05	344
Escrow accounts
U.S. Dollars	4.52	42,572	4.65	44,937

Total assets		2,296,104		3,006,282

Liabilities
Trade payables
Related parties
U.S. Dollars	19.51	183,975	6.96	67,379
Great Britain Pound sterling	—	—	0.00	1
Euro	0.01	86	—	—
Third parties
U.S. Dollars	346.37	3,251,130	464.24	4,493,428
Euro	159.67	2,195,632	32.73	463,452
Singapore Dollars	1.31	8,660	4.78	32,741
Australian Dollars	—	—	0.02	145
Great Britain Pound sterling	—	—	0.01	86
Swiss Franc	0.00	14	0.01	59
Japanese Yen	0.51	46	0.51	55
Myanmar Kyat	0.01	21	—	—
Hongkong Dollars	0.01	11	—	—
Other payables
U.S. Dollars	0.07	668	0.22	2,143
Malaysian Ringgit	—	—	0.54	1,517
Singapore Dollars	—	—	0.02	150
Euro	—	—	0.01	109
Accrued expenses
U.S. Dollars	11.40	107,554	10.95	105,853
Singapore Dollars	0.61	4,008	3.96	27,104
Japanese Yen	144.20	12,981	135.46	14,644
Advances from customers and suppliers
U.S. Dollars	11.44	107,964	1.27	12,252
Current maturities of long-term liabilities
U.S. Dollars	124.86	1,177,965	125.60	1,214,652
Japanese Yen	767.90	69,126	767.90	83,017
Long-term liabilities
U.S. Dollars	289.64	2,732,788	172.95	1,672,459
Japanese Yen	11,902.41	1,071,455	11,134.52	1,203,753

Total liabilities		10,924,084		9,394,999

Net liabilities		(8,627,980)		(6,388,717)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

If the Company and its subsidiaries reports monetary assets and liabilities in foreign currencies as of September 30, 2009 using the rates on October 28, 2009, unrealized foreign exchange loss will decrease by the amount of Rp.75,347 million.
51.	SUBSEQUENT EVENTS
(a)	On October 1, 2009, TII has purchased additional 5,500,000 Scicom shares with transaction value amounted to US$0.54 million (equivalent to Rp5,226 million), as a result, TII’s ownership in Scicom increased to 11.9%.

(b)	On October 14, 2009, Human Capital and General Affairs Director of the Company issued KR.11/PS900/COP-B0011000/2009 concerning the Decision of Human Capital and General Affairs Director’s Amendment No. KR.06/PS900/COP-B0011000/2009 on July 1, 2009 and 2009 Early Retirement Establishment. Early retirement was communicated to the employees on October 23, 2009.

(c)	On October 16, 2009, The Company officialy announce a new corporate identity, new tagline “the world in Your Hand”, and establish business portfolio to TIME (Telecommunication, Information, Media and Edutainment).

(d)	On October 16, 2009, Sigma and Finnet entered into an agreement to issue MTN (Note 22) for a total principal amount of Rp.30 billion and Rp.10 billion, respectively, for a period of 5 years and 3 years, respectively, and interest rate of 14.50% per annum and 16.50% per annum, respectively. On October 23, 2009, the facilities were fully drawn-down.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncement in Indonesia that relevant to the Company and its subsidiaries are as follow:
(i)	PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”

In December 2006, the DSAK issued PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) provides guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). DSAK has postponed the application of PSAK 50 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 50 (Revised 2006) on the consolidated financial statements.

(ii)	PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”

In December 2006, the DSAK issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and financial liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. DSAK has postponed the application of PSAK 55 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 55 (Revised 2006) on the consolidated financial statements.

(iii)	PSAK 26 (Revised 2008), “Borrowing Costs”

In September 2008, the DSAK issued PSAK 26 (Revised 2008), “Borrowing Costs” which amends PSAK 26, “Borrowing Costs”. PSAK 26 (Revised 2008) provides guidance on commencement, suspension and cessation of borrowing cost capitalization as part of the cost of an asset. PSAK 26 (Revised 2008) requires borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset to be capitalized as part of the cost of that asset. There are no significant differences between PSAK 26 (Revised 2008) and PSAK 26. PSAK 26 (Revised 2008) shall be effective on January 1, 2010. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 26 (Revised 2008) on the consolidated financial statements. The Company and its subsidiaries are currently assessing the impact of the application of PSAK 26 (Revised 2008) on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)
(iv)	Statement of Financial Accounting Standard Abolition (“PPSAK”) 1, “Abolition of PSAK 32: Accounting for Forestry Industry, PSAK 35: Accounting for Telecommunication Services and PSAK 37: Accounting for Toll Road Industry”

In June 2009, the DSAK issued PPSAK 1, “Abolition of PSAK 32: Accounting for Forestry Industry, PSAK 35: Accounting for Telecommunication Services, and PSAK 37: Accounting for Toll Road Industry” . PPSAK 1 abolished the rules stated in PSAK 33, PSAK 35 and PSAK 37. PPSAK 1 shall be effective on January 1, 2010 and prospectively applied. To improve the comparability of financial statements, the DSAK encourages restatement of financial statements of the periods ended before the reporting period. Earlier application of PPSAK 1 is encouraged. The Company and its subsidiaries are currently assessing the impact of the requirement of PPSAK 1 on the consolidated financial statements.
53.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTS RECLASSIFICATION

In 2008, The Company has reasessed the fair value of its assets and liabilities arose from acquisition of Sigma’s transaction (Note 3) and determined the need to restate the consolidated financial statements as of September 30, 2008 in accordance with the correction of its transaction.

Certain accounts in the consolidated financial statement for the nine months period ended September 30, 2008 has been reclassified to conform with the presentation of accounts of the consolidated financial statements for the nine months period ended September 30, 2009.

A summary of previously reported and after restatement and reclassification balance as of and for the nine months period ended September 30, 2008 is as follows:

	Before			Before
	Restatements			Restatements
	and			and
	Reclassifications	Restatements	Reclassifications	Reclassifications
Consolidated balance sheet September 30, 2008:
Temporary investments	270,650	2,968	—	273,618

Claims for tax refund	420,550	—	(12,539)	408,011

Prepaid taxes	148,010	—	12,539	160,549

Property, plant and equipment — cost	126,933,192	7,212	(1,006,122)	125,934,282
Accumulated depreciation	(60,527,740)	—	534,401	(59,993,339)

Property, plant and equipment — net of accumulated depreciation	66,405,452	7,212	(471,721)	65,940,943

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2008 AND 2009,
AND NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTS RECLASSIFICATION (continued)

	Before			Before
	Restatements			Restatements
	and			and
	Reclassifications	Restatements	Reclassifications	Reclassifications
Consolidated balance sheet September 30, 2008: (continued)
Goodwill and other intangible assets — gross carrying amount	8,354,754	(4,929)	1,006,122	9,355,947
Accumulated amortization	(5,464,783)	—	(534,401)	(5,999,184)

Goodwill and other intangible assets — net of accumulated amortization	2,889,971	(4,929)	471,721	3,356,763

Other payables	(20,385)	(2,968)	—	(23,353)

Deffered tax liabilities — net	(2,950,461)	26,863	—	(2,923,598)

Minority interest	(8,800,782)	(29,146)	—	(8,829,928)

Consolidated income statement for the nine months ended September 30, 2008:
Operating revenues — data, internet and information technology services	10,761,163	—	134,117	10,895,280

Operating revenues — network	796,160	—	(55,118)	741,042

Operating revenues — other telecommunications services	402,548	—	(29,688)	372,860

Operating expenses — depreciation	(7,988,460)	—	105,426	(7,883,034)

Operating expenses — operations, maintenance and telecommunication services	(8,738,220)	—	(49,311)	(8,787,531)

Operating expenses — general and administrative	(2,626,768)	—	(105,426)	(2,732,194)